October 8, 2010

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Hemispherx Biopharma, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-K/A for the year ended December 31, 2009
(SEC filing No. 1-13441)

Dear Mr. Rosenberg:

We hereby respond to the comments contained in your September 15, 2010 comment letter related to the above referenced Form 10-K and Form 10-K/A of Hemispherx Biopharma, Inc. (the "Company").  Draft revised disclosure for inclusion in the next amended Form 10-K, as requested by the Staff, is attached hereto as Appendix A (the “Appendix”) and marked to show the suggested revisions to the original disclosure.

Form 10-K for the fiscal year December 31, 2009.

Item 1. Business, Page 1

General

Comment 1. We note your discussion throughout the Business section of various agreements with third parties and the agreements listed in the exhibit index to the filing.  Please provide draft disclosure to be included in an amended Form 10-K clarifying which agreements are considered material to the Company and to further describe all material terms of each, including the financial obligations of each party and the duration and termination provisions.  To the extent you have listed agreements in the exhibit index, but have not described them in the filing, please advise us as to your reasoning, or, alternatively, provide a discussion of the material terms in the Business section of the filing.  To the extent any agreements listed in the exhibit index are no longer in effect or have been terminated, please consider removing them from the list.

Corporate Headquarters

One Penn Center, 1617 JFK Blvd., Philadelphia, PA 19103	t: 215-988-0080	f: 215-988-1739

Jim B. Rosenberg
October 8, 2010
Page - 2

Response:      Revised Item 1. “Business” is set forth on pages A-1 - A- 19 of the Appendix.  The Company has added disclosure with regard to agreements that it believes are material and required to be filed pursuant to Regulation S-K, Item 601(b)(10).  Although additional agreement references remain, these agreements while important, are not deemed to be material, were made in the ordinary course of business and do not fit within any of the exceptions set forth in subsection (b)(10)(ii) of Regulation S-K, Item 601.  Revised Item 15. “Exhibits and Financial Statement Schedules” is set forth on pages A53 - A-58 of the Appendix.  The Company has removed reference in the exhibits index to those agreements that are no longer in effect or have been terminated.

Our Products, Page 2

Comment 2.  Please provide draft disclosure to be included in an amended Form 10-K to disclose the following information for each of your major research and development projects:

•	The costs incurred during each period presented and to date on the project;
•	The nature, timing and estimated costs of the efforts necessary to complete the project;
•	The anticipated completion dates;
•
The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally;

•	The period in which material net cash inflows from significant projects are expected to commence.

If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project.  Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Please disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase.  To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Jim B. Rosenberg
October 8, 2010
Page - 3

Response:      The requested disclosure has been added to the “Research and Development (R&D)” subsection in Item 1 (pp. A-10 - A-16).

Item 10. Directors and Executive Officers and Corporate Governance. Page 48

Comment 3.  Please provide draft disclosure to be included in an amended Form 10-K discussing the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve on the board of the company, as required by newly revised Item 401(e)(l) of Regulation S-K.  Please note that the present disclosure of each individual’s business experience alone is not sufficient to comply with this requirement.

Response:      The requested disclosure has been added to Item 10 (pp. A-21 - A-26).

Audit Committee and Audit Committee Expert. page 51

Comment 4.  Please provide draft disclosure to be included in an amended Form 10-K clearly explaining why you do not have an audit committee financial expert, as required by Item 407(d)(5)(i)(C) of Regulation S-K.

Response:      The Company, in its original filing, after stating that the Board did not have a financial expert, noted that one of its Directors, Richard Piani, has substantial relevant experience.  The disclosure has been revised to clarify that there is no financial expert because the Board believes that one is not necessary with Mr. Piani on the Board.  See the “Audit Committee and Audit Committee Expert” subsection in Item 10 (p. A-20).

Consolidated Financial Statements
(17) Fair value. Page F-33

Comment 5.  You determined that warrants with cash settlement features were liabilities. However, you assumed that the fair value of the warrants was zero based on a model which determines the probability that the cash settlement feature condition will arise.  Please tell us why it is appropriate to assign no value to the warrants under each scenario that you considered in determining the fair value of the warrants. Please cite us for the authoritative accounting literature that you relied upon to value the warrants under each scenario.

Response:      The applicable standard of value is “fair value” as defined by the FASB ASC 820 (formerly SFAS 157) as follows:  “The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

Jim B. Rosenberg
October 8, 2010
Page - 4

The first step we used in estimating the fair value of the warrants was by using a Black-Scholes-Merton valuation model as permitted by FASB ASC – 718 Stock Compensation (formerly SFAS 123R).  Expected volatility is based on the historical volatility of the price of the Company’s stock.  The risk-free interest rate is based on the United States Treasury two year and three year constant maturity rate at December 31, 2009.  The fair value of the warrants was estimated based on the following weighted average assumptions at December 31, 2009:

Underlying price per share	$0.56
Exercise per share	$1.10 – $1.65
Risk-free interest rate	1.14% – 1.70%
Expected dividend yield	None
Expected lives	2.2 – 2.5 years
Expected volatility	138% – 146%

Step two in our fair value estimation process was to give consideration as to the probability of an event taking place which would cause cash settlement.  Only in the case of a Fundamental Transaction occurring (as defined in the warrant agreement) is the warrant holder allowed to receive cash.  In determining the value of the warrants, various factors were considered which decreased the likelihood of a Fundamental Transaction occurring.  The Black-Scholes value was then probability-adjusted, resulting in a fair value of $0.00.  Step two was necessary, as we believe that a market participant would consider this probability scenario, when estimating the amount to be paid to transfer the liability at the measurement date as prescribed in FASB ASC 820 as previously described.

Based on the above factors, it was concluded that the current fair value of the warrants was $0.00 utilizing the Black-Scholes-Merton valuation model after giving consideration to the probability analysis of a Fundamental Transaction occurring.  We recognize that this probability assessment needs to be monitored and that if the probability of a Fundamental Transaction occurring increases, the liability amount may increase in the future and, if significant will be recorded, if and when this change in estimate occurs.

We engaged a third party valuation expert to determine the fair value of the above warrants. They used the above assumptions and method to value the warrants at December 31, 2009.

Form 10-K/A filed April 30, 2010.

General

Comment 6.  We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please describe the process you undertook to reach this conclusion and present your analysis supporting the conclusion that such disclosure was not necessary.

Response:       We reviewed all compensation policies and employment agreements related to our employees that existed as of December 31, 2009 and, as discussed below, determined that there were no risks arising therefrom  that were reasonably likely to have a materially adverse effect on the Company.

Jim B. Rosenberg
October 8, 2010
Page - 5

The Company does not believe that base salary determinations entail any risks reasonably likely to have a material adverse effect because base salary is not linked to any specific weighted quantifiable criteria and the Company has no short-term bonus programs.  There are two long-term bonus programs, the Goal Achievement Incentive Program and the Employee Bonus Pool Program, both of which were open to all active full-time employees as of January 1, 2009.  The Goal Achievement Incentive Program, which expired on March 31, 2010, was designed to intensify efforts in securing strategic partnering agreements with third parties by allowing for a one percent bonus pool to be created based on cash received in a transaction pursuant to such an agreement.  The bonus pool would be shared between NEO, strategic consultants and non-executive officers.  The Employee Bonus Pool Program provided for a potential bonus pool of a pretax sum of 30 percent of the base salary of all eligible employees upon FDA approval of Ampligen®.  The Compensation Committee did not believe that either bonus program entailed a risk-taking incentive.

The only employment agreement, executive or non-executive, that existed at December 31, 2009 and included an incentive bonus, based on anything other than the sole discretion of the Compensation Committee, was the agreement with William A. Carter, Chief Executive Officer, pursuant to which Dr. Carter was eligible for a bonus of one-half percent of the Gross Proceeds from any joint venture or corporate partnering arrangements.  Gross Proceeds consist of cash amounts paid to the Company by a third party other than any amounts paid as a result of sales of Company products or securities or as reimbursement of expenses incurred in the transaction.  This incentive was consistent with the Goal Achievement Program and deemed by the Compensation Committee to be de minimis as a financial element of Dr. Carter’s compensation.

Compensation Discussion and Analysis
Annual Bonus, page 5

Comment 7.     Please provide draft disclosure to be included in an amended Form 10-K which discusses the following information:

•	The “corporate, department and individual performance goals,” referenced on pages 5 and 6, applicable to each named executive officer and used to determine annual bonuses for the 2009 fiscal year.
•	How each goal was weighted, if applicable. To the extent that any of the performance goals were quantitative, your disclosure should also be quantitative.
•	The threshold, target, and maximum levels of achievement of each performance goal, if applicable.
•	The intended relationship between the level of achievement of corporate and individual performance goals and the amount of bonus to be awarded.

Jim B. Rosenberg
October 8, 2010
Page - 6

•	The evaluation by the Committee of the level of achievement by each named executive officer of the corporate and individual performance goals applicable to them individually.
•	How this level of achievement translated into the actual bonuses awarded for the 2009 fiscal year.
•
The percentage of base salary awarded in the form of an incentive bonus to each named executive officer as a result of the company’s performance. To the extent factors other than the corporate goals were considered, please disclose these factors.

Response:	The requested disclosure has been added to the “Annual Bonus” subsection of the “Compensation Discussion and Analysis” (pp. A-32 - A-34).

Comment 8:	Please revise your Summary Compensation Table to comply with newly revised Item 402(c)(2)(v) and (vi) of Regulation S-K.

Response:	The requested disclosure has been added to the Summary Compensation Table and notes thereto (pp. A-40 - A-42).

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in reviewing the filing does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

If you have any questions or comments with regard to the filing, please contact me at the above address.

Very truly yours, /s/ Charles T. Bernhardt

Charles T. Bernhardt
Chief Financial Officer

Appendix A

ITEM 1.  Business.

GENERAL

We are a specialty pharmaceutical company based in Philadelphia, Pennsylvania and engaged in the clinical development of new drug therapies based on natural immune system enhancing technologies for the treatment of viral and immune based chronic disorders.  We were founded in the early 1970s doing contract research for the National Institutes of Health.  Since that time, we have established a strong foundation of laboratory, pre-clinical and clinical data with respect to the development of natural interferon and nucleic acids to enhance the natural antiviral defense system of the human body and to aid the development of therapeutic products for the treatment of certain chronic diseases.  We have three domestic subsidiaries BioPro Corp., BioAegean Corp., and Core BioTech Corp., all of which are incorporated in Delaware and are dormant.  Our foreign subsidiary is Hemispherx Biopharma Europe N.V./S.A. established in Belgium in 1998, which has no activity.  All significant intercompany balances and transactions have been eliminated in consolidation.

Our current strategic focus is derived from four applications of our two core pharmaceutical technology platforms Ampligen® and Alferon N Injection®.  The commercial focus for Ampligen® includes application as a treatment for Chronic Fatigue Syndrome (“CFS”) and as an influenza vaccine enhancer (adjuvant) for both therapeutic and preventative vaccine development.  Alferon N Injection® is a Food and Drug Administration (“FDA”) approved product with an indication for refractory or recurring genital warts.  Alferon® LDO (Low Dose Oral) is a formulation currently under development targeting influenza.

We own and operate a 43,000 sq. ft. FDA approved facility in New Brunswick, NJ that was primarily designed to produce Alferon®.  On September 16, 2009, our Board of Directors approved up to $4.4 million for full engineering studies, capital improvements, system upgrades and introduction of building management systems to enhance production of three products: Alferon N Injection®, Alferon® LDO and Ampligen®.  (Please see “Manufacturing” in Item 1. Business for more information.)

Our principal executive offices are located at One Penn Center, 1617 JFK Boulevard, Philadelphia, Pennsylvania 19103, and our telephone number is 215-988-0080.

AVAILABLE INFORMATION

We file our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 electronically with the Securities and Exchange Commission, or SEC.  The public may read or copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

You may obtain a free copy of our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to those reports on the day of filing with the SEC on our website on the World Wide Web at http://www.hemispherx.net or by contacting the Investor Relations Department by calling (518) 398-6222 or sending an e-mail message to dwill@willstar.net.

OUR PRODUCTS

Our primary pharmaceutical product platform consists of our experimental compound, Ampligen®, our FDA approved natural interferon product, Alferon N Injection® and Alferon® LDO (low dose oral), our experimental liquid natural interferon for oral administration.

Ampligen®

Ampligen® is an experimental drug currently undergoing clinical development for the treatment of Myalgic Encephalomyelitis / Chronic Fatigue Syndrome (“ME/CFS”).  Over its developmental history, Ampligen® has received various designations, including Orphan Drug Product Designation (FDA), Treatment IND (e.g., treatment investigational new drugs, or “Emergency” or “Compassionate” use authorization) with Cost Recovery Authorization (FDA) and “promising” clinical outcome recognition based on the evaluation of certain summary clinical reports (“AHRQ” or Agency for Healthcare Research and Quality).  Ampligen® represents the first drug in the class of large (macromolecular) RNA (nucleic acid) molecules to apply for New Drug Application (“NDA”) review.  Based on the results of published, peer reviewed pre-clinical studies and clinical trials, we believe that Ampligen® may have broad-spectrum anti-viral and anti-cancer properties.  Over 1,000 patients have participated in the Ampligen® clinical trials representing the administration of more than 90,000 doses of this drug.

Nucleic acid compounds represent a potential new class of pharmaceutical products that are designed to act at the molecular level for treatment of human diseases.  There are two forms of nucleic acids, DNA and RNA.  DNA is a group of naturally occurring molecules found in chromosomes, the cell’s genetic machinery.  RNA is a group of naturally occurring informational molecules which orchestrate a cell’s behavior which, in turn, regulates the action of groups of cells, including the cells which compromise the body’s immune system.  RNA directs the production of proteins and regulates certain cell activities including the activation of an otherwise dormant cellular defense against viruses and tumors.  Our drug technology utilizes specifically-configured RNA.  Our double-stranded RNA drug product, trademarked Ampligen®, an experimental, unapproved drug, ~~is~~that would be administered intravenously.

Clinical trials of Ampligen® already conducted by us include studies of the potential treatment of ME/CFS, Hepatitis B, HIV and cancer patients with renal cell carcinoma and malignant melanoma.  All of these potential uses will require additional clinical trials to generate the safety and effectiveness data necessary to support regulatory approval.

On July 7, 2008, the FDA accepted for review our NDA for Ampligen® to treat CFS, originally submitted in October 2007. We are seeking marketing approval for the first-ever treatment for CFS. At present, only supportive, symptom-based care is available for CFS patients.  The NDA for Ampligen®, whose chemical designation is Poly I: Poly C12U, is also the first ever accepted for review by the FDA for systemic use of a toll-like receptor therapy to treat any condition.  On February 11, 2009, we were notified by the FDA that the originally scheduled Prescription Drug User Fee Act (“PDUFA”) date of February 25, 2009 has been extended to May 25, 2009.  On May 22, 2009, we were notified by the FDA that it may require additional time to take action beyond the scheduled PDUFA action date of May 25, 2009.  Between March 9, 2009 and September 15, 2009, we issued six new reports to the FDA spanning various subjects including clinical safety assessments, specialized pre-clinical toxicology reports and abbreviated chemistry and manufacturing control reports.

On November 25, 2009, we received a Complete Response Letter (“CRL”) from the FDA which described specific additional recommendations related to the Ampligen® NDA.  In accordance with its 2008 Complete Response procedure, the FDA reviewers determined that they could not approve the application in its present form and provided specific recommendations to address the outstanding issues.

We are carefully reviewing the CRL and will seek a meeting with the FDA to discuss its recommendations upon the compilation of necessary data to be used in our response.  We intend to take the appropriate steps to seek approval and commercialization of Ampligen®.  Most notably, the FDA stated that the two primary clinical studies submitted with the NDA did not provide credible evidence of efficacy of Ampligen® and recommended at least one additional clinical study which shows convincing effect and confirms safety in the target population.  The FDA indicated that the additional study should be of sufficient size and sufficient duration (six months) and include appropriate monitoring to rule out the generation of autoimmune disease.  In addition, patients in the study should be on more than one dose regimen, including at least 300 patients on dose regimens intended for marketing.  We are presently planning a confirmatory clinical study which will utilize the same primary endpoints as our earlier studies but with an enlarged number of subjects to potentially achieve a more representative statistical model.  Lastly, additional data including a well-controlled QT interval study (i.e., a measurement of time between the start of the Q wave and the end of the T wave in the heart’s electrical cycle) and pharmacokinetic evaluations of dual dosage regiments were requested.  Other items required by the FDA include certain aspects of Non-Clinical safety assessment and Product Quality.  In the Non-Clinical area, the FDA recommended among other things that we complete rodent carcinogenicity studies in two species.  As part of the NDA submission, we had requested that these studies be waived, but the waiver ~~has not been granted as of March 1, 2010.~~had not been granted.

In September 2008, we engaged Lovelace Respiratory Research Institute (“Lovelace”) in Albuquerque, New Mexico, to perform certain animal toxicity studies in support of our Ampligen® NDA.

On January 14, 2010, we submitted reports of new preclinical data regarding Ampligen® to the FDA that we believe should be sufficient to address certain preclinical issues in the FDA’s CRL.  The preclinical studies discussed in these reports were the combined work-product of the staffs at Hemispherx and ~~our subcontractor, Lovelace Respiratory Research Institute (“LRRI”), Albuquerque, New Mexico,~~Lovelace regarding pharmacokinetic analyses in two lower animal species (primate and rodent).  The new preclinical data showed no evidence of antibodies against Ampligen® in primates nor evidence of an increase in certain undesirable cytokines (specific modulators of the immune system) at clinically used doses of Ampligen® for CFS.  Although most other experimental immunomodulators have been associated with one or more features of aberrant immune activity, including toll-like receptor activators (of which Ampligen® is one), this was specifically not seen with Ampligen® in primates.

Under the Product Quality section of the CRL, the FDA recommended that we submit additional data and complete various analytical procedures.  The collection of these data and the completion of these procedures is already part of our ongoing Quality Control, Quality Assurance program for Ampligen® manufacturing under cGMP (“current Good Manufacturing Practice”) guidelines and our manufacturing enhancement program.

The FDA also commented on Ampligen® manufacturing noting the need to resolve outstanding inspection issues at the facilities producing Ampligen®.  These include our facility located in New Brunswick, NJ and one of our third-party subcontractor manufacturing facilities, Hollister-Stier Laboratories of Spokane, Washington (“Hollister-Stier”).  On December 11, 2009 via Hollister-Stier, we submitted comprehensive new data, from the combined work-product of both staffs, to the District Office (“DO”) of the FDA in Seattle, WA which we believed demonstrated that certain manufacturing issues noted in the pre-approval inspections at the facility had been fully addressed.  On February 2, 2010, Hollister-Stier received a favorable response from the FDA’s Seattle DO in which they noted that certain manufacturing issues noted in the pre-approval inspection at this facility had been fully addressed and made a recommendation to the FDA’s Center for Drug Evaluation and Research (“CDER”) for approval of our subcontractor as a manufacturing site under the Ampligen® NDA.  The DO recommendations are not binding on the FDA and pertain only to the specific manufacturing issues cited in the Ampligen® manufacturing response and to the subcontractor site.  See “Manufacturing” below.

We are also engaged in ongoing, experimental studies assessing the efficacy of Ampligen® against influenza viruses.  The status of our initiative for Ampligen® as an adjuvant for preventative vaccine development includes the pre-clinical studies in seasonal and pandemic influenza for intranasal administration being conducted by Japan’s National Institute for Infectious Diseases (“NIID”).  A three year program targeting regulatory approval for pandemic flu and seasonal flu in Japan has been funded by the Japanese Ministry of Health with the NIID and Biken (operational arm of the non-profit Foundation for Microbial Disease of Osaka University) in which Ampligen® is used as a mucosal adjuvant with vaccine.  Our arrangement with Biken is part of a process to develop an effective nasal administered vaccine for Japan utilizing the resources of the NIID, varied vaccines and Hemispherx supplied Ampligen®.  See “Research and Development (R&D); Other Viral Diseases” below.

A ~~phase~~Phase II ~~study~~Trial for intramuscular administration of Ampligen® for seasonal flu was conducted in Australia through St. Vincent’s Hospital.  We have attempted in good faith to obtain the clinical data and retrieve the study samples from St. Vincent’s recently restructured Clinical Trials Centre.  As a prerequisite of payment, we requested the confirmation that samples were properly maintained utilizing current Good Clinical Practice (“cGCP”) and Good Laboratory Practice (“cGLP”) for the controlled environment as per our agreement.  On February 5, 2010, our Counsel advised them in correspondence that, due to the failure to meet the condition precedent to payment, we had no choice but to declare them in breach of the agreement and our intention to terminate the relationship between parties.  Due to the termination of this agreement, we are not able to test the samples taken for this study for efficacy (i.e., the capacity for beneficial change or therapeutic effect from a given treatment).

A study was published in the December 20, 2009 issue of “Virology” by a consortium of researchers at Utah State University and the University of North Carolina, regarding a newly developed animal model of Severe Acute Respiratory Disease Syndrome (“SARS”) which, according to the authors, “…largely mimicked human disease”.  SARS emerged in 2002 in the Guangdong province of Southern China as a new infectious respiratory disease characterized by influenza-like symptoms with a very high mortality rate.  The researchers characterized and adapted a new strain of the SARS virus (SARS-CoV) to mice that was 100% lethal and was associated with the overproduction of cytokines and severe lung pathology (Day CW, et al. Virology, 395:210-222, 2009).  Multiple agents with purported antiviral activity were evaluated for activity in this unique mouse model of the human disease, including Ampligen®.  The researchers found that, unique among the agents tested, Ampligen®, “…protected against death and gross damage to the lungs in the presence of lethal SARS-CoV” and was associated with a reduction in IL-6 concentration in which high levels of the cytokine correlated with the mortality of SARS-CoV infection.  Mortality was high, under the conditions tested, for all the other antiviral agents examined that have previously been used extensively in humans with SARS without definitive evidence of efficacy (Stockman LJ, et al. PLoS Med 3 (9),e 343).  To date, there are no approved agents for treating SARS.  Animal experiments do not necessarily predict safety or efficacy in man.  Encouraged by these results, we are now in preliminary discussions with Chinese clinical research organizations in an attempt to initiate clinical antiviral programs in China.

Alferon N Injection®

Alferon N Injection® is the registered trademark for our injectable formulation of natural alpha interferon, which is approved by the FDA for the treatment of certain categories of genital warts.  Alferon® is the only natural-source, multi-species alpha interferon currently approved for sale in the U.S.

Interferons are a group of proteins produced and secreted by cells to combat diseases. Researchers have identified four major classes of human interferon: alpha, beta, gamma and omega.  Alferon N Injection® contains a multi-species form of alpha interferon.  The worldwide market for injectable alpha interferon-based products has experienced rapid growth and various alpha interferon injectable products are approved for many major medical uses worldwide.  Alpha interferons are manufactured commercially in three ways: by genetic engineering, by cell culture, and from human white blood cells.  All three of these types of alpha interferon are or were approved for commercial sale in the U.S. Our natural alpha interferon is produced from human white blood cells.

The potential advantages of natural alpha interferon over recombinant (synthetic) interferon produced and marketed by other pharmaceutical firms may be based upon their respective molecular compositions.  Natural alpha interferon is composed of a family of proteins containing many molecular species of interferon.  In contrast, commercial recombinant alpha interferon products each contain only a single species.  Researchers have reported that the various species of interferons may have differing antiviral activity depending upon the type of virus.  Natural alpha interferon presents a broad complement of species, which we believe may account for its higher activity in laboratory studies.  Natural alpha interferon is also glycosylated (partially covered with sugar molecules). Such glycosylation is not present on the currently U.S. marketed recombinant alpha interferons.  We believe that the absence of glycosylation may be, in part, responsible for the production of interferon-neutralizing antibodies seen in patients treated with recombinant alpha interferon.  Although cell culture-derived interferon is also composed of multiple glycosylated alpha interferon species, the types and relative quantity of these species are different from our natural alpha interferon.

Alferon N Injection® [Interferon alfa-n3 (human leukocyte derived)] is a highly purified, natural-source, glycosylated, multi-species alpha interferon product.  There are essentially no antibodies observed against natural interferon to date and the product has a relatively low side-effect profile.

The recombinant DNA derived alpha interferon are now reported to have decreased effectiveness after one year, probably due to antibody formation and other severe toxicities.  These detrimental effects have not been reported with the use of Alferon N Injection®.

The FDA approved Alferon N Injection® in 1989 for the intralesional (within lesions) treatment of refractory (resistant to other treatment) or recurring external genital warts in patients 18 years of age or older.  Certain types of human papillomaviruses (“HPV”) cause genital warts, a sexually transmitted disease (“STD”).  ~~A published report~~The Centers for Disease Control and Prevention (“CDC”) estimates that approximately ~~eight million new and recurrent cases of genital warts occur annually in the United States alone.~~  twenty million Americans are currently infected with HPV with another six million becoming newly infected each year.

Commercial sales of Alferon N Injection® were halted in March 2008 as the current expiration date of our finished goods inventory expired.  We are undertaking a major capital improvement program to upgrade our manufacturing capability for Alferon N Injection® at our New Brunswick facility that will continue throughout 2010.  As a result, Alferon N Injection® could be available for commercial sales in mid to late 2011. (Please see “Alferon® Low Dose Oral (LDO)” and “Manufacturing” below in Item 1. Business for more information.)

It is our belief that the use of Alferon® N in combination with Ampligen® has the potential to increase the positive therapeutic responses in chronic life threatening viral diseases.  While Alferon N Injection® remains in clinical development for treating West Nile Virus, the ability to continue this study has been hampered by the significant reduction in confirmed cases.  We also are planning trials of Alferon N Injection® for seriously ill, hospitalized influenza patients in Argentina and potentially other countries.  (Please see “Alferon® Low Dose Oral (LDO)” below ~~in Item 1. Business~~ for more information.)

Alferon® Low Dose Oral (LDO)

Alferon® LDO [Low Dose Oral Interferon Alfa-n3 (Human Leukocyte Derived)] is an experimental low-dose, oral liquid formulation of Natural Alpha Interferon and like Alferon N Injection® should not cause antibody formation, which is a problem with recombinant interferon.  It is an experimental immunotherapeutic believed to work by stimulating an immune cascade response in the cells of the mouth and throat, enabling it to bolster systemic immune response through the entire body by absorption through the oral mucosa.  Oral interferon could be economically feasible for patients and logistically manageable in development programs in third-world countries primarily affected by HIV and other emerging viruses (e.g., SARS, Ebola, bird and swine flu).  Oral administration of Alferon® LDO, with its anticipated affordability, low toxicity, no production of antibodies, and broad range of potential bioactivity, could be a breakthrough treatment or prevention for viral diseases.

We have conducted early stage clinical trials as part of an evaluation of the experimental bio-therapeutic Alferon® LDO as a potential new experimental therapy against influenza viruses and other lethal viral diseases, which have high acute death rates.  Clinical trials in human volunteers were designed to determine whether Alferon®, delivered in this new, experimental oral drug delivery format, can resuscitate the broad-spectrum antiviral and immunostimulatory genes.  While adequate samples were retrieved from the clinical trials sites, the next phase of the study was delayed due to funding considerations and has recently been reinitiated.  Potential facilities to undertake the gene expression analysis phase of the study are currently being identified with the intention to complete the clinical trial.

Alferon® LDO is undergoing pre-clinical testing for possible prophylaxis against influenza.  Subject to FDA authorization and/or authorization of regulatory authorities in other countries, the finished goods inventory of Alferon N Injection® 5ml vials could be used to produce approximately 11,000,000 sachets of Alferon® Low Dose Oral (“LDO”) for clinical trials.  However, no assurance can be given that this inventory will be permitted to be used in future clinical trials or for any other clinical use.  While the studies to date have been encouraging, preliminary testing in the laboratory and animals is not necessarily predictive of successful results in clinical testing or human treatment.  No assurance can be given that similar results will be observed in clinical trials.  Use of Alferon® as a possible treatment of any flu or other viral infection requires prior regulatory approval and there can be no assurance that such approval can be obtained either for clinical trial use or commercial sale.

In October 2009, we submitted a protocol to the FDA proposing to conduct a Phase ~~2,~~II Trial, well-controlled, clinical study using Alferon® LDO for the prophylaxis and treatment of seasonal and pandemic influenza of more than 200 subjects.  Following a teleconference with the FDA in November 2009, the FDA placed the proposed study on “Clinical Hold” because the protocol was deemed by the FDA to deficient in design, and because of the need for additional information to be submitted in the area of chemistry, manufacturing and controls (“CMC”).  Thereafter in December 2009, we submitted additional information by Amendment with respect to both the clinical protocol design issues and the CMC items.  In January 2010, the FDA acknowledged that our responses to the clinical study design issues were acceptable; however, removal of the Clinical Hold was not warranted because the FDA believed that certain CMC issues had not been satisfactorily resolved.  In this regard, the FDA communicated concern regarding the extended storage of Alferon® LDO drug product clinical lots which had been manufactured from an active pharmaceutical ingredient (“API”) of Alferon N Injection® manufactured in year 2001.  While the biological (antiviral) potency of the product had remained intact, we learned through newly conducted physico-chemical tests (the “new tests” of temperature, pH, oxidation and light on the chemical stability of the active API), that certain changes in the drug over approximately nine storage years (combined storage of Alferon N Injection® plus storage of certain LDO sachets) had introduced changes in the drug which might adversely influence the human safety profile.  These “new tests” are part of recent FDA requirements for biological products, such as interferon, which did not exist at the time of the original FDA approval of Alferon N Injection® for commercialization and at the time of FDA approval of the “Establishment License” for Hemispherx’ manufacturing facility.  Based on the recent FDA request, we have now established and implemented the “new test” procedures.  As a result, we have found that certain Alferon N Injection® lots with extended storage (i.e., approximately eight to nine years) do appear to demonstrate some altered physico-chemical properties.  However we have also observed that more recent lots, including those manufactured beginning in the year 2006, are superior with respect to the enhanced scrutiny of these tests and, in our view, could be considered appropriate for clinical trials in the Alferon® LDO sachet format.  ~~We expect to submit these~~Due to the capital improvements and enhancements to the manufacturing process at our New Brunswick facility, we intend to submit new data to the FDA in ~~the Spring of 2010 and~~late 2010 utilizing more current Raw Materials and/or Work In Progress inventory.  We believe that the full Clinical Hold could be thereafter lifted if the FDA concurs that these data address the outstanding CMC issues cited in the January 2010 FDA recommendations.

Oragens®

In 1999, we acquired a series of patents on Oragens®, potentially a set of oral broad spectrum antivirals and immunological enhancers, through a ~~10 year~~ licensing agreement with Temple University in Philadelphia, PA.  For a $30,000 annual minimum royalty payment and costs to maintain the patents, we were granted an exclusive worldwide license from Temple for the Oragens® products.  These compounds had been evaluated in various academic laboratories for application to chronic viral and immunological disorders.

In the 2009 review of our patent rights to determine whether they have continuing value, we undertook an analysis of the Oragen® patents prior to renewing the licensing agreement with Temple University.  This review included a cost/benefit analysis of the patents’ ultimate revenue and profitability potential in consideration of their remaining life.  In addition, management studied the rights as to whether each patent continues to fit into our strategic business plans for Ampligen®, Alferon N Injection® and Alferon® LDO.  As a result of this process, we proposed a patent renewal agreement that significantly discounted the prior agreement’s annual minimum royalty payment.  In February 2010, it was formally communicated by Temple University that they had elected not to pursue our proposal to renew the series of patents on Oragens®.  Accordingly as of December 2009, we wrote-off the remaining value of these patents from Patent and Trademark Rights resulting in a net expense for Patents Abandoned of $114,000.

PATENTS AND NON-PATENT EXCLUSIVITY RIGHTS

We have 38 patents worldwide with 46 additional pending patent applications pending comprising our intellectual property.  In 2006, we obtained the global patent rights for a compound that enhances DNA vaccination by the efficient intracellular delivery of immunogenic DNA (i.e., DNA that can produce antigenic proteins that simulate an acute viral infection with a resultant humoral and cell-mediated immune response).  Please see “Note 4: Patents, Trademark Rights and Other Intangibles” under Notes To Consolidated Financial Statements for more information on these patents.

We continually review our patents rights to determine whether they have continuing value.  Such review includes an analysis of the patent’s ultimate revenue and profitability potential.  In addition, management’s review addresses whether each patent continues to fit into our strategic business plans for Ampligen®, Alferon N Injection® and Alferon® LDO.

With respect to Ampligen®, the main U.S. ME/CFS treatment patent (#6130206) expires October 10, 2017.  Our main patents covering HIV treatment (#4820696, #5063209, and #5091374) expired on April 11, 2006, November 5, 2008, and February 25, 2009, respectively; Hepatitis treatment coverage is conveyed by U.S. patent #5593973 which expires on January 14, 2014.  Our U.S. Ampligen® Trademark (#73/617,687) has been renewed through December 6, 2018.

In addition to our patent rights relating to Ampligen®, the FDA has granted “orphan drug status” to the drug for ME/CFS, HIV/AIDS, and renal cell carcinoma and malignant melanoma.  Orphan drug status grants us protection against the potential approval of other sponsors’ versions of the drug for these uses for a period of seven years following FDA approval of Ampligen® for each of these designated uses.  The first NDA approval for Ampligen® as a new chemical entity will also qualify for four or five years of non-patent exclusivity during which abbreviated new drug applications seeking approval to market generic versions of the drug cannot be submitted to the FDA.  See “Government Regulation” below.

The U.S. patents relating to our Alferon® products expire April 2, 2013 (5,503,828) October 14, 2014 (5,676,942) and December 22, 2017 (5,989,441).

RESEARCH AND DEVELOPMENT (“R&D”)

Our general focus is on developing drugs for use in treating viral and immune based chronic disorders and diseases such as ME/CFS, HIV, HPV, SARS and West Nile Virus.  Our current R&D projects are only targeting treatment therapies for ME/CFS and other viral diseases such as prevention and treatment of seasonal and pandemic H1N1 or Avian influenza.

Our primary focus during the past three fiscal years has been on our Ampligen® New Drug Application for the treatment of CFS. In 2009, we also began to develop Alferon® Low Dose Oral for treatment of viral diseases.

The following table summarizes our research and development costs for the years 2007, 2008 and 2009 by project.

	(in thousands)
	2007	2008	2009

Ampligen® New Drug Application for the treatment of Chronic Fatigue Syndrome	$10,283	$5,491	$5,026

Alferon® LDO	-	-	1,784

Other projects	161	309	185

Total research and development	$10,444	$5,800	$6,995

In November 2009, we received a CRL from the FDA which indicated, among other things, that an additional study would be needed to confirm safety and our Alferon® LDO is in the initial stages of development. See “Our Products” above. We cannot estimate what studies and/or additional testing or information that may be required by the FDA. Accordingly, as of this time, we are unable to estimate the nature, timing, costs and necessary efforts to complete these projects nor the anticipated completion dates. In addition, we have no basis to estimate when material net cash inflows are expected to commence.  We have yet to generate any revenues from the sale of these products.  As of December 31, 2009, we had approximately $58.1 million in Cash and Cash Equivalents and, based upon our current anticipated financial needs, absent unexpected circumstances or new opportunities, we anticipate, but cannot assure, that we will be able to fund operations for at least the next five years.  However, if we are unable to timely commercialize and sell Ampligen® for the treatment of CFS or Alferon® LDO and/or recommence material sales of Alferon N Injection®, our operations, financial position and liquidity will be adversely effected (see Item 1A. Risk Factors; “We may require additional financing which may not be available” below).

Myalgic Encephalomyelitis/Chronic Fatigue Syndrome ("ME/CFS")

Chronic Fatigue Syndrome (“CFS”), also known as Chronic Immune Dysfunction Syndrome (“CFIDS”) and, Myalgic Encephalomyelitis (“ME”) is a serious and debilitating chronic illness and a major public health problem.  ME/CFS is recognized by both the government and private sector as a major health problem, including the National Institutes of Health, FDA and the U.S. Centers for Disease Control and Prevention (“CDC”).  The CDC listed ME/CFS as a priority disease, causing severe health and financial problems for patients, their family, and the community.  ME/CFS is endemic in the population, but occasionally seen in clusters suggesting an infectious basis.  A variety of immunological, endocrine, autonomic nervous system, and metabolic abnormalities have been documented.

Dr. Julie Gerberding, former director of the CDC and current president of Merck & Company’s vaccine division, has stated that "The CDC considers Chronic Fatigue Syndrome to be a significant public health concern and we are committed to research that will lead to earlier diagnosis and better treatment of the illness."  A variety of studies by the CDC and others have shown that between 1 and 4 million Americans suffer from CFS.  While those with the disease are seriously impaired and at least a quarter are unemployed or on disability because of CFS, only about half have consulted a physician for their illness.  Equally important, about 40% of people in the general population who report symptoms of ME/CFS have a serious, treatable, previously unrecognized medical or psychiatric condition (such as diabetes, thyroid disease, substance abuse).  ME/CFS is a serious illness and poses a dilemma for patients, their families and health care providers.

The CDC has launched a national public education and awareness campaign on CFS.  The campaign, called "Get Informed. Get Diagnosed. Get Help." is designed to increase awareness among clinicians and the public because 80 percent of Americans afflicted with CFS illness may not know they have it.  The campaign provides information regarding the diagnosis and treatment of CFS, and is designed to raise awareness of the disease among patients and clinicians.  A CDC sponsored website at www.cdc.gov/cfs provides easy to understand, downloadable educational tools for patients, their families and health care professionals.

While ME/CFS strikes people of all age, racial, ethnic, and socioeconomic groups, it is most prevalent amongst women.  Research has shown that ME/CFS is about three times as common in women as men, a rate similar to that of many autoimmune diseases, such as multiple sclerosis and lupus.  To put this into perspective, ME/CFS is over four times more common than HIV infection in women, and the rate of ME/CFS in women is considerably higher than a woman's lifetime risk of getting lung cancer as published by the CFIDS Association of America.

Many severe ME/CFS patients become completely disabled or totally bedridden and are afflicted with severe pain and mental confusion even at rest.  ME/CFS is characterized by incapacitating fatigue with profound exhaustion and extremely poor stamina, sleep difficulties and problems with concentration and short-term memory.  It is also accompanied by flu-like symptoms, pain in the joints and muscles, tender lymph nodes, sore throat and new headaches.  A distinctive characteristic of the illness is a worsening of symptoms following physical or mental exertion which do not subside with rest.

The case definition for ME/CFS criteria calls for certain symptoms to be present along with fatigue that interferes with physical, mental, social and educational activities.  Both the fatigue and symptoms must have occurred for (at least) a six month period.  People with ME/CFS may experience many more than the symptoms named in the case definition, so knowledgeable physicians will take this fact into consideration when making a diagnosis (after other possible reasons for symptoms have been ruled out).

Most ME/CFS patients are treated symptomatically with traditional treatments geared toward treating symptoms of the disease, such as improving quality of sleep, reducing pain and treatment of depression.  Clinically, a number of different therapeutic approaches have been pursued, but with no significant clinical success.

Because no cause for ME/CFS has been identified, current treatment programs are directed at relieving symptoms, with the goal of the patient regaining some level of function and well-being.  Diagnosis of ME/CFS is a time-consuming and challenging process for which there is no FDA approved diagnostic test or biomarker to clearly identify the disorder.  Diagnosis is primarily arrived at by taking a patient's medical history, completing a physical exam and lab tests to rule out other conditions excluding other illnesses with similar symptoms and comparing a patient's symptoms with the case definition.  Overlapping symptoms can occur with several diseases, such as fibromyalgia, Gulf War Illnesses and multiple chemical sensitivities.  Many diseases have similar symptoms including Lupus and Lyme disease which may closely mimic ME/CFS that they need to be considered when making a diagnosis to rule them out.  If there are no abnormal test results or other physical ailments identified, clinicians can use standardized tests to quantify the level of fatigue and evaluate symptoms.  Diagnosis can be complicated by the fact that the symptoms and severity of CFS vary considerably from patient to patient.  New diagnostic approaches to possibly accelerate the identification of ME/CFS are being developed (see below in this section regarding the Whittemore Peterson Institute).

The leading model of ME/CFS pathogenesis is thought to be rooted in abnormalities in the immune system and brain (central nervous system), each of which affects and alters the function of the other.  Because some cases of CFS begin with a flu-like infection, several viruses have been studied as possible causes because all are relatively common in the general population, including Human Herpesvirus (“HHV”) 6 and 7, Retroviruses, Epstein-Barr Virus, Enteroviruses, as well as, Mycoplasmas, etc.  The etiology is likely to be related to a collection of factors, including viral, hormonal, stress, and other triggers for the illness in genetically, environmentally or otherwise susceptible individuals and continues to be a subject of discussion.

In the October 8, 2009 issue of Science Express, a consortium of researchers from the Whittemore Peterson Institute, the National Cancer Institute and the Cleveland Clinic report a new retrovirus in the blood cells of 67% of CFS patients and 3.7% in healthy control subjects.  The infectious virus was also greater than 99% identical to that previously detected in prostate cancer.  Patients with CFS are known to display various abnormalities in immune system functions and experience both higher cancer rates and neurological pathology, which have been associated with the human retroviruses HIV and HTLV-1.  While an updated agreement is being finalized, we continue to collaborate with the Whittemore Peterson Institute under the terms of a “Material Transfer And Research Agreement” that had expired on September 1, 2009, to evaluate the potential role of Ampligen®, in the clinical treatment of CFS patients who have a specific deficiency in Natural Killer (“NK”) cell activity.  Immunosuppression is often seen in CFS patients and may be a feature of many retroviruses in animal and man. We are presently also collaborating with the Institute with respect to the potential roles of the novel retrovirus more generally found in CFS.  These studies are taking the form of both retrospective analysis from stored samples of CFS patients, with and without Ampligen® treatment, along with prospective clinical studies.

Other Viral Diseases

We are engaged in ongoing, experimental studies assessing the efficacy of Ampligen®, Alferon N Injection® and Alferon® LDO against influenza viruses.  Ampligen® as a mucosal adjuvant with vaccine ~~is being~~has been studied at Japan’s National Institute of Infectious Disease (“NIID”) and at Biken (the for profit operational arm of the Foundation for Microbial Diseases of Osaka University).  We have been focusing our resources on the studies being undertaken in Japan and the United States along with the design of new Alferon® LDO studies for both prevention and treatment of seasonal or pandemic influenza.

~~Pursuant to the current Biken~~We had a material evaluation agreement ~~which concludes in August 2010 or when the evaluation program is completed, which ever is earlier, Biken purchases Ampligen® for use in~~with Biken which expired on September 1, 2010.  We are in active discussions with Biken to extend the agreement. Pursuant to the agreement, we supplied Biken with proprietary information related to Ampligen® and Biken purchased Ampligen® from us for use solely in connection with evaluating Ampligen® as a candidate for adjuvant incorporated into potential influenza virus vaccines in the form of intranasal mucosal administration, including conducting further animal studies of intranasal prototype vaccines containing antigens from various influenza sub-types, including H5N1, H1N1, H3N2 and B.  This collaboration may progress to human studies and ~~is supported by~~has received the support of the Japanese Health Ministry.

Investigators from Japan’s NIID have conducted studies in animals that suggest that Ampligen® can stimulate a sufficiently broad immune response to provide cross-protection against a range of virus genetic types, including H5N1 and derivative clades.  Japan’s Council for Science & Technology Policy (“CSTP”), a cabinet level position, has awarded funds from Japan’s CSTP to advance research with influenza vaccines utilizing Ampligen.  The Principal Investigator, Dr. Hideki Hasegawa, M.D., Ph.D., Chief of Laboratory of Mucosal Vaccine Development Virus Research Center, undertook studies in 2009 and plans to continue these studies throughout 2010 that focus on mucosal immunity and the inherent advantages of a vigorous immune response to respiratory pathogens.  Dr. Hasegawa has published data that the formulation of pandemic vaccine mixed with Ampligen® increases immuno-genicity and may demonstrate cross protection against mutated strains.  Initial data from findings in mice exposed to the most virulent forms of pandemic influenza (H5N1) suggest that standard human seasonal influenza vaccines given alone, and having no benefit on H5N1 influenza virus pathology and clinical status, were nonetheless effective against pandemic virus when combined with Ampligen® when applied intranasally in very small doses in a prophylactic treatment setting.  Clinical trials emanating from successful primate (monkey) studies are anticipated to begin in 2010.

Dr. Hasegawa expanded the data on Ampligen® in an October 23, 2009, issue of “Vaccine” (Vol. 27, issue 45, pp 6276-6279) to include the conveyance of cross-protective immunity against various variants of the pandemic influenza virus.  In this article, jointly published by researchers at NIID and Yale University, it was communicated that Ampligen® may convey two additional biological properties, in addition to the above referenced cross-protection, when co-administered intranasally with pandemic flu vaccines: 1) the enhancement of immunity with higher IgA and IgG levels, which may convey a survival/therapeutic advantage in animal model systems, and 2) the potential to widen the therapeutic (preventative) profile (“heterosubtypic immunity”) by protecting against a phenomenon known as “antigenic drift” in which the pandemic virus may escape the preventative effect of the vaccine; this phenomenon is well-established with avian H5N1 virus and mitigated the potential effectiveness of various influenza vaccines manufactured several years ago in the U.S.A.  Animal model experiments do not necessarily predict biological behavior in man.

We received notice of an Annual Report (April 2008-March 2009) prepared by a Director of the NIID to the governing organization of the Japanese Ministry of Health (“MHLW”) reporting a series of successful preclinical studies in new pandemic vaccines which rely on Ampligen® (Poly I: Poly C12U).  Efficacy in these studies was shown both within the airways themselves as well as systemically.  As a result, the program is expected to be accelerated from animal studies into human volunteers promptly under supervision of NIID staff.  The project is officially titled “Clinical Application of the Influenza Virus Vaccine in the Intranasal Dosage Form for Mucosal Administration”.  To date, only very few pharmaceutical companies world-wide have achieved regulatory authorizations to sell intranasally administered influenza vaccines versus many companies receiving approval for intramuscular vaccine delivery routes.

Concurrently, Biken successfully completed in co-operation with NIID a series of animal/preclinical tests on new pandemic vaccines with Ampligen® as a mucosal adjuvant.  Biken is expected to undertake studies for regulatory requirements such as safety, stability and formulation to be shared with NIID.  Successful studies in animal models, including the monkey studies conducted to date under auspices of the NIID, do not necessarily predict human safety and efficacy of any investigational product including Ampligen®.  To support preclinical studies, Ampligen® especially formulated for intranasal use had been manufactured and on August 17, 2009 we shipped Ampligen® to Biken for use in the preclinical studies they are conducting prior to initiating human clinical trials.

The emergence of a new H1N1 Swine Flu strain provides additional significance to the Japanese studies.  The original studies by Dr. Hasegawa and his colleagues provided the basis for the expanded preclinical trials that demonstrated cross-clade protection against H5N1 isolates following vaccination with a seasonal influenza vaccine (J Infect Dis.196:1313-1320, 2007).  With this in mind, Biken is concentrating its efforts to proceed on a regulatory path for the registration of H5N1 intranasal vaccine combined with Ampligen® in Japan.

On ~~January 1,~~July 15, 2010, we entered into an ~~Advisory Agreement with Bio-Starting Latam,~~amended  adviser's agreement (the "Sage Agreement") with The Sage Group, Inc. ("Sage") that amends and supercedes all other agreements and arrangements between the  parties.  Sage was instrumental in securing our relationship with Biken.  Pursuant to the Sage Agreement, we have retained Sage to assist us in finding and consummating licensing, partnering, distribution, alliance or other similar transactions pertaining to and promoting the sale of our products and technologies ("Transactions").  Transactions do not include agreements that are non-revenue producing such as research arrangements or feasibility studies.  The Sage Agreement runs for 18 months and automatically renews for an additional 18 months unless terminated on 180 days notice prior to the expiration of the term.  For its services, Sage is entitled to a monthly fee of $15,000.  Should we enter into a Transaction during the term of the Sage Agreement or within 18 months thereafter, Sage is entitled to a success fee equal to five percent of all Consideration (as defined in the Sage Agreement) received by us and our affiliates as a result of the Transaction.  The Success Fee is capped at $5,000,000 per year.  At the sole discretion of our Board, Sage may receive an additional bonus for extraordinary performance or special projects up to $250,000 per year.  Upon execution of the Sage Agreement, we issued an aggregate of 545,000 10 year options to Sage personnel.

In January 2010, we engaged an Argentinean regulatory and business design entity~~, with the goal~~ to explore the possibility of initiating clinical trials of Alferon N Infection®, Ampligen® and Alferon® LDO during the ~~2010~~ influenza season in Argentina.

~~The~~A clinical trial for intramuscular administration of Ampligen® for seasonal flu conducted in Australia through St. Vincent’s Hospital utilized Ampligen® administered intramuscularly (“IM”) in combination with seasonal flu vaccine. This open-label study (Phase IIa Trial) utilized Ampligen® (Poly I: Poly C12U) as a potential immune-enhancer in Australia with thirty-eight subjects age 60 or greater with the standard trivalent seasonal influenza vaccines.  We have attempted in good faith to obtain the clinical data and retrieve the study’s samples from St. Vincent’s recently restructured Clinical Trials Centre.  As a prerequisite of payment, we requested the confirmation that samples were properly maintained utilizing current Good Clinical Practice (“cGCP”) and Good Laboratory Practice (“cGLP”) for the controlled environment as required by our agreement.  In February 2010, our General Counsel advised them in correspondence that due to the failure to meet the condition precedent for payment, we had no choice but to declare them in breach of the agreement and our intention to terminate the relationship between parties.  Due to the termination of this agreement, we are not able to test the samples collected in this study for efficacy (i.e., the capacity for beneficial change or therapeutic effect from a given treatment).

A peer-reviewed article providing study data on Ampligen® was published in a recent issue of the “American Journal of Obstetrics and Gynecology” (January 15, 2010, vol. 202).  The report, whose lead author is Dr. Jonathan S. Berek, Professor and Chair, Obstetrics and Gynecology, Stanford University School of Medicine, discussed the value of stimulating a periodic “danger signal” with a TLR3 agonist such as poly(I)•poly(C12U) as part of immunotherapeutic cancer treatment regimens, and suggested such regimens may have broad potential application to boost the effects of many immunotherapies of cancer.  The authors concluded that poly(I)•poly(C12U) “shows promise as a potential agent for selective enhancement of effect with currently available and future cancer immunotherapies”.  According to the authors, “immunotherapy of cancer holds the promise of disease-specific intervention without the toxicity that is associated with traditional therapeutic modalities”.  This reported study was supported by an Ovarian Cancer Research Fund COGI Grant, Advanced Immune Therapeutics, Hemispherx Biopharma, and grants from the National Institute of Health (Grants CA 33399, CA 34233), the Ruth Kirschstein Award (Grant 5 T32 AI07290, and the Ruth L. Kirschstein Award (Grant F32 DKO78416).

Collaboration studies in non-human primates conducted by ViroClinics in the Netherlands suggest a potential role for Alferon® LDO as another novel therapeutic approach to viral pandemics.  In these studies, Alferon® LDO treatment appeared to be more effective than published results for a neuraminidase inhibitor (Relenza®), which is a current standard for care of seasonal flu along with a similar drug (Tamiflu®).  The opportunity for Alferon® LDO is reinforced by new reports of severe side effects secondary to Tamiflu®, by both the FDA and Japanese health authorities.  Also, Tamiflu® resistant strains of flu virus are now raising serious concerns on a world-wide basis.  We are planning to expand this Alferon® LDO effort into H1N1 Swine Flu preclinical models in the United States and preclinical laboratory studies are initially underway.

MANUFACTURING

We own and operate a 43,000 sq. ft. FDA approved facility in New Brunswick, NJ that was primarily designed to produce Alferon®.  On September 16, 2009, our Board of Directors approved up to $4.4 million for engineering studies, capital improvements, system upgrades and building management systems.  In 2008, production of Alferon N Injection® from our Work-In-Progress Inventory had been put on hold due to the resources needed to prepare our New Brunswick facility for the FDA preapproval inspection with respect to our Ampligen® NDA.

We are currently undertaking a major capital improvement program to enhance our manufacturing capability for Alferon N Injection®, Alferon® LDO and Ampligen®.  The planned capital improvements include upgrade to the ventilation and electrical distribution systems; upgrade of the high pressure boiler to support process equipment and battery management system; building a utility mezzanine to support the installation of a new water and waste treatment process.  In addition, we have increased our manufacturing staff with the addition of Directors for Quality Assurance and Quality Control.  As a result, Alferon N Injection® could be available for commercial sales in mid to late 2011.

The New Jersey District Office of the FDA conducted an inspection of the New Brunswick, New Jersey facility in late January and early February 2009 in connection with review of the Ampligen® NDA.  A one-page Form FDA 483 was issued citing a need to re-perform four method validations to generate data in the New Brunswick Laboratories.  These validations had been performed at another site also owned and operated by us prior to transferring the equipment to New Brunswick.  The validations have been completed and the reports were forward to the FDA in April 2009 for review.  As a result, the New Jersey office of the FDA has indicated that there are no more preapproval review issues at that time.  In addition to having addressed all known FDA Form 483 issues, we reported to the regional office of the FDA that the New Brunswick facility is in progress of validating certain manufacturing steps and compiling data that will be sent to the FDA after NDA approval or as required.

The FDA, in its November 25, 2009 CRL, noted that its field investigators had conveyed deficiencies to us at our New Jersey facility that needed to be resolved before the NDA could be approved.  We believe these issues to be the same as ~~communicated by the New Jersey District Office of the FDA in a one-page Form FDA 483 issued in early 2009 that cited a need to reperform four method validations to generate data in the New Brunswick Laboratories.  These validations had been completed and the reports forward to the FDA on April 28, 2009 for their review.  As a result, the New Jersey office of the FDA indicated that there are no more preapproval review issues at that time~~those on the Form FDA 483 discussed above.  At our expected meeting with the FDA to review the CRL, we intend to communicate that it is our understanding that these manufacturing issues had been previously addressed.

The FDA described specific recommendations related to the Ampligen® NDA in the “Product Quality” section of the CRL which identified additional analytic procedures to be submitted to the FDA.  We believe that these procedures are already part of our ongoing Quality Control, Quality Assurance program for Ampligen® manufacturing under current Good Manufacturing Practice (“cGMP”) requirements.  We are currently undertaking the majority of the tests needed for the validation phase to address the issues identified in the CRL as part of our originally scheduled post-approval testing prior to any commercial sales of Ampligen®.

We outsource certain components of our research and development, manufacturing, marketing and distribution while maintaining control over the entire process through our quality assurance group and our clinical monitoring group.  We have a Supply Agreement ~~through March 1, 2011~~ with Hollister-Stier Laboratories LLC (“Hollister-Stier”) of Spokane, Washington, related to the manufacture of Ampligen®.  Pursuant to the agreement, we are required to supply the key raw materials and Hollister-Stier formulates and bottles Ampligen®.  ~~On November 25, 2009, we received a Complete Response Letter (“CRL”) from the FDA which commented on Ampligen® manufacturing noting~~At least 90 days prior to our first order, we are required to provide a written 12 month rolling forecast of our initial requirements for the product and, every 90 days thereafter, provide an extended 12 month forecast of the number of batches we anticipate will be needed and the requested delivery dates.  Our baseline cost was set in the agreement and increases annually based on any percentage increase in the Producer Price Index - Pharmaceutical Preparations. Payment is due 30 days after our acceptance of the Product.  Hollister-Stier has a right of first refusal to manufacture certain Ampligen® related products.  The Supply Agreement was entered into in December 2005 and had a five year term unless terminated earlier.  The agreement is terminable by either party upon a material breach by the other party of the agreement that is not cured within 60 days or upon the other party’s insolvency or certain filings under the U.S. Bankruptcy Code.   In February 2010, the agreement was extended through the earlier of the date upon which the parties execute a revised supply agreement or March 1, 2011.

The FDA, in its CRL, also noted the need to resolve outstanding inspection issues at the ~~facilities producing Ampligen®.  These include our facility located in New Brunswick, NJ and~~ Hollister-Stier facility.  On December 11, 2009 via Hollister-Stier, we submitted comprehensive new data to the District Office (“DO”) of the FDA in Seattle, WA, which we believed demonstrated that certain manufacturing issues noted in the pre-approval inspections at the facility had been fully addressed.  On February 2, 2010, Hollister-Stier received a favorable response from the FDA’s Seattle DO in which they noted that certain manufacturing issues noted in the pre-approval inspection at this facility had been fully addressed and that they had forwarded a recommendation to the FDA’s CDER for approval of Hollister-Stier as a manufacturing site under the Ampligen® NDA.  The DO recommendations are not binding on the FDA and pertain only to the specific manufacturing issues cited in the Ampligen® manufacturing response and to the subcontractor site.

We have manufactured purified drug concentrate utilized in the formulation of Alferon N Injection® in our New Brunswick, New Jersey facility.   ~~On February 8, 2006, we executed a Manufacturing and Safety Agreement with Hyaluron, Inc. of Burlington, Massachusetts, for the formulation, packaging and labeling of Alferon N Injection®.  This agreement has been permitted to expire primarily as a result of our decision to suspend Alferon N Injection® production in 2008.~~  With manufacturing of Alferon® expected to take place in 2011, we are seeking new vendors that can provide the needed cGMP formulation, packaging and labeling services for this product.

MARKETING/DISTRIBUTION

Our marketing strategy for Ampligen® reflects the differing health care systems around the world along with the different marketing and distribution systems that are used to supply pharmaceutical products to those systems.  In the U.S., we expect that, subject to receipt of regulatory approval, Ampligen® may be utilized in four medical arenas: physicians’ offices, clinics, hospitals and the home treatment setting.  We remain in the process of developing pre-launch and launch driven marketing plans focusing on those audience development, medical support and payor reimbursement initiatives which will facilitate product acceptance and utilization at the time of regulatory approval.  Similarly, we continue to develop distribution scenarios for the Specialty Pharmacy/Infusion channel which will insure market access, offer 3PL (third party logistics) capabilities and provide the requisite risk management control mechanisms.  It is our intent to utilize third party service providers to execute elements of both the marketing/sales and distribution plans.  We currently plan to utilize a small group of Managed Market account managers to introduce the product to payor, employer and government account audiences.  We believe that this approach will establish a market presence and facilitate the generation of revenue without incurring the substantial costs associated with a traditional sales force.  Furthermore, Management believes that the approach will enable us to retain many options for future marketing strategies.

For example, our commercialization strategy for Ampligen®-CFS may include licensing/co-marketing agreements utilizing the resources and capacities of a strategic partner(s).  We are seeking world-wide marketing partner(s), with the goal of having a relationship in place before approval is obtained.  In parallel to partnering discussions, appropriate pre-marketing activities will be undertaken. We intend to control manufacturing of Ampligen on a world-wide basis.

~~In 1998, we entered into a strategic alliance with Accredo to develop certain marketing and distribution capacities for Ampligen® in the United States.  Accredo, a division of MEDCO, is one of the nation's largest Specialty Pharmacy providers. Pursuant to the agreement, Accredo assumed certain responsibilities for distribution of Ampligen® for which they received a fee.  Through this arrangement, we may mitigate the necessity of incurring certain up-front costs.  Accredo has also worked with us in connection with the Amp 511 ME/CFS cost recovery treatment program, Amp 516 ME/CFS Phase III clinical trial and the Amp 719 (combining Ampligen® with other antiviral drugs in HIV-salvage therapy and Amp 720 HIV Phase IIb clinical trials now under way).  There can be no assurances that this alliance will develop a significant commercial position in any of its targeted chronic disease markets.  The agreement had an initial one year term from February 9, 1998 with successive additional one year terms unless either party notifies the other not less than 180 days prior to the anniversary date of its intent to terminate the agreement.  Also, the agreement may be terminated for uncured defaults, or bankruptcy, or insolvency of either party and will automatically terminate upon our receiving an NDA for Ampligen® from the FDA, at which time, a new agreement will need to be negotiated with Accredo or another major drug distributor.  This agreement offers the potential to provide some marketing and distribution capacity in the United States.  There has been no communication or activity under this agreement for the past few years.~~

~~In 2007, we had executed a marketing strategy for Alferon N Injection® by relaunching the product via a collaborative marketing initiative between Hemispherx and Armada Healthcare, a Specialty Pharmacy network encompassing specialty pharmacists, pharmacies, distributors and targeted physician specialists.  This effort was intended to direct our efforts in the most appropriate and productive market fully exposing our product in the indicated market.  This initiative had a positive impact on Alferon® revenues in 2007 by focusing on direct, non-personal selling efforts to targeted physician audiences.  It was our intent to promote Alferon® to those dermatologists, OB GYNs and Family practice/IMs who are involved in the treatment of patients with refractory or recurring external genital warts and who currently utilize both injectable interferons as well as topical therapeutic agents.  While this marketing initiative has been put on hold due to lack of commercially marketable product, the agreement remains in place and we expect to reactivate Alferon® N production along with its marketing program in 2011.~~

COMPETITION

RNA based products and toll-like receptors (TLRs) have demonstrated great promise in preclinical and limited clinical applications resulting in active research and development by large pharmaceutical companies and emerging Biotech firms.  As such, our potential competitors are among the largest pharmaceutical companies in the world, are well known to the public and the medical community, and have substantially greater financial resources, product development, and manufacturing and marketing capabilities than we have.

These companies and their competing products may be more effective and less costly than our products.  In addition, conventional drug therapy, surgery and other more familiar treatments will offer competition to our products.  Furthermore, our competitors have significantly greater experience than we do in pre-clinical testing and human clinical trials of pharmaceutical products and in obtaining FDA (in the US), Agency for the Evaluation of Medicinal Products (“EMEA”) (in Europe) and Health Protection Branch ("HPB") (in Canada), and other regulatory approvals of products.  Accordingly, our competitors may succeed in obtaining FDA, EMEA and HPB product approvals more rapidly than us.  If any of our products receive regulatory approvals and we commence commercial sales of our products, we will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which we have no experience.  Our competitors may possess or obtain patent protection or other intellectual property rights that prevent, limit or otherwise adversely affect our ability to develop or exploit our products.

The major pharmaceutical competitors with biotech capabilities/vaccine franchises include Pfizer, GSK, Wyeth (now part of Pfizer), Merck, Novartis, Gilead Pharmaceutical, and Schering-Plough Corp (now part of Merck).  Biotech competitors include Baxter, Fletcher/CSI, AVANT Immunotherapeutics, AVI Biopharma and GENTA.  When we recommence sales of Alferon N Injection®, it will again compete with products produced by Schering-Plough Corp. and others for treating genital warts.  3M Pharmaceutical also markets its immune response modifier product, Aldera®, for the treatment of genital and perianal warts.  We believe the approval and marketing of this product is the main reason that past sales of Alferon N Injection® have not met our expectations since acquisition.  In November 2006, the botanical drug, Veregen® (marketed by Bradley Pharmaceuticals) was also approved for the topical treatment of genital and perianal warts.  In addition, because certain competitive products are not dependent on a source of human blood cells, such products may be able to be produced in greater volume and at a lower cost than Alferon N Injection®.  Our wholesale price on a per unit basis of Alferon N Injection® is higher than that of the competitive recombinant alpha and beta interferon products.

GOVERNMENT REGULATION

Regulation by governmental authorities in the U.S. and foreign countries is and will be a significant factor in the manufacture and marketing of Alferon® N products and our ongoing research and product development activities.  Ampligen® and other products developed from the ongoing research and product development activities will require regulatory clearances prior to commercialization.  In particular, new drug products for humans are subject to rigorous preclinical and clinical testing as a condition for clearance by the FDA and by similar authorities in foreign countries.  The lengthy process of seeking these approvals, and the ongoing process of compliance with applicable statutes and regulations, has, and will continue to require the expenditure of substantial resources.  Any failure by us or our collaborators or licensees to obtain, or any delay in obtaining, regulatory approvals could materially adversely affect the marketing of any products developed by us and our ability to receive product or royalty revenue.  We have received Orphan Drug designation for certain therapeutic indications, which might, under certain conditions, help to accelerate the process of drug development and commercialization.  Alferon N Injection® is only approved for use in intra-lesional treatment of refractory or recurring external genital warts in patients 18 years of age or older.  Use of Alferon N Injection® for other applications requires regulatory approval.

We are subject to various federal, state and local laws, regulations and recommendations relating to such matters as safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use of and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research work.  Our laboratory and production facility in New Brunswick, New Jersey is approved for the manufacture of Alferon N Injection® and we believe it is in substantial compliance with all material regulations.  However, there can be no assurance that this facility, or facilities owned and operated by third parties that are utilized in the manufacture of our products, will be considered by the FDA to be in substantial compliance at the present time or in the future.

~~RESEARCH, CONSULTING, LICENSING AND SUPPLY AGREEMENTS~~

~~Please see “Note 9: Research, Consulting and Supply Agreements” under Notes to Consolidated Financial Statements.~~

HUMAN RESOURCES

As of March 1, 2010, we had 44 personnel consisting of 32 full-time employees or consultants and 12 regulatory/research medical personnel on a part-time basis.  Part-time personnel are paid on a per diem or monthly basis.  25 personnel are engaged in our research, development, clinical, and manufacturing effort.  19 of our personnel perform regulatory, general administration, data processing, including bio-statistics, financial and investor relations functions.  We have no union employees and we believe our relationship with our employees is good.

While we have been successful in attracting skilled and experienced scientific personnel, there can be no assurance that we will be able to attract or retain the necessary qualified employees and/or consultants in the future.

SCIENTIFIC ADVISORY BOARD AND DATA SAFETY MONITORING BOARD

Our Scientific Advisory Board presently consists of two individuals who we believe have particular scientific and medical expertise in Virology, Cancer, Immunology, Biochemistry and related fields.  Dr. James Rahal, Director of the Infectious Disease Section of New York Hospital Queens, is one of the nation's foremost experts on the West Nile Virus.  Professor Luc Montagnier of the Institut Pasteur in Paris has devoted his career to the study of viruses and is perhaps best known for the 2008 receipt of the Nobel Prize in Medicine related to his discovery of the Human Immunodeficiency Virus (HIV).  It is the role of this Board to advise us about current and long-term scientific planning including research and development.  The Scientific Advisory Board conducts periodic meetings as needed.  No Scientific Advisory Board meetings were held in 2008 or 2009 primarily due to fewer active scientific projects.  However, individual Scientific Advisory Board Members sometime consult with and meet informally with our employees or Board Members.  Members of the Scientific Advisory Board are employed by others and may have commitments to and/or consulting agreements with other entities, including our potential competitors.

~~We are in the process of forming~~In May 2010, we formed a Data Safety Monitoring Board (“DSMB”) that ~~is projected to consist of~~consists of two independent regulatory and medical experts ~~and~~along with a Biostatistics expert.  The ~~expected~~ function of the DSMB ~~would be~~is to perform independent safety and efficacy analyses on our clinical trials, including those with Alferon® LDO.  However with Alferon® LDO study on FDA Clinical Hold, the DSMD has yet to take action.

Item 10.  Directors and Executive Officers and Corporate Governance.

The following sets forth biographical information about each of our directors and executive officers as of the date of this report:

Name	Age	Position

William A. Carter, M.D.	72	Chairman, Chief Executive Officer

Charles T. Bernhardt, CPA	48	Chief Financial Officer

David R. Strayer, M.D.	64	Medical Director, Regulatory Affairs

Robert Dickey IV	54	Senior Vice President
Carol A. Smith, Ph.D.
	58	Vice President of Manufacturing Quality and Process Development
Richard C. Piani
	81	Director
Thomas K. Equels	57	Director, Secretary and General Counsel

Katalin Ferencz-Biro, Ph.D.	63	Senior Vice President of Regulatory Affairs

William M. Mitchell, M.D.
	75	Director
Iraj Eqhbal Kiani, N.D.
	64	Director
Wayne Springate
	39	Vice President of Operations
Russel Lander, Ph.D.	59	Vice President of Quality Assurance

Each director has been elected to serve until the next annual meeting of stockholders, or until his earlier resignation, removal from office, death or incapacity.  Each executive officer serves at the discretion of the Board of Directors, subject to rights, if any, under contracts of employment.

We believe our Board Members represent a desirable diversity of backgrounds, skills, education and experiences, and they all share the personal attributes of dedication to be effective directors.   In recommending Board candidates, Corporate Governance and Nomination Committee considers a candidate’s: (1) general understanding of elements relevant to the success of a publicly traded company in the current business environment; (2) understanding of our business; and (3) diversity in educational and professional background.  The Committee also gives consideration to a candidate’s judgment, competence, dedication and anticipated participation in Board activities along with experience, geographic location and special talents or personal attributes.  The following are qualifications, experience and skills for Board members which are important to Hemispherx’s business and its future:

Leadership Experience: We seek directors who have demonstrated strong leadership qualities.  Such leaders bring diverse perspectives and broad business insight to our Company.  The relevant leadership experience that we seek includes a past or current leadership role in a large or entrepreneurial company, a senior faculty position at a prominent educational institution or a past elected or appointed senior government position.

Industry or Academic Experience: We seek directors who have relevant industry experience, both with respect to the disease areas where we are developing new therapies as well as with the economic and competitive dynamics of pharmaceutical markets, including those in which our drugs will be prescribed.

Scientific, Legal or Regulatory Experience: Given the highly technical and specialized nature of biotechnology, we desire that certain of our directors have advanced degrees, as well as drug development experience.  Since we are subject to substantial regulatory oversight, both here and abroad by the FDA and other agencies, we also desire directors who have legal or regulatory experience.

Finance Experience: We believe that our directors should possess an understanding of finance and related reporting processes, particularly given the complex budgets and long timelines associated with drug development programs.

WILLIAM A. CARTER, M.D., the co-inventor of Ampligen®, joined us in 1978, and has served as: (a) our Chief Scientific Officer since May 1989; (b) the Chairman of our Board of Directors since January 1992; (c) our Chief Executive Officer since July 1993; (d) our President since April, 1995; and (e) a director since 1987.  From 1987 to 1988, Dr. Carter served as our Chairman.  Dr. Carter was a leading innovator in the development of human interferon for a variety of treatment indications including various viral diseases and cancer. Dr. Carter received the first FDA approval to initiate clinical trials on a beta interferon product manufactured in the U.S. under his supervision.  From 1985 to October 1988, Dr. Carter served as our Chief Executive Officer and Chief Scientist.  He received his M.D. degree from Duke University and underwent his post-doctoral training at the National Institutes of Health and Johns Hopkins University. Dr. Carter also served as Professor of Neoplastic Diseases at Hahnemann Medical University, a position he held from 1980 to 1998.  Dr. Carter served as Professor and Director of Clinical Research for Hahnemann Medical University's Institute for Cancer and Blood Diseases, and as a ~~professor~~member of the faculty at Johns Hopkins School of Medicine and the State University of New York at Buffalo.  Dr. Carter is a Board certified physician and author of more than 200 scientific articles, including the editing of various textbooks on anti-viral and immune therapy.

WILLIAM A. CARTER, M.D. - Director Qualifications:
•	Leadership Experience – Chairman and CEO of Hemispherx;
•	Industry Experience - Knowledge of new and existing technologies, particularly as they relate to anti-viral and immune therapies; and
•	Scientific, Legal or Regulatory Experience - M.D., co-inventor of Ampligen®, leading innovator in the development of interferon-based drugs and expertise in patent development.
•	Finance Experience – Extensive knowledge of financial markets and successfully completed numerous financing efforts on behalf of Hemispherx.

CHARLES T. BERNHARDT is a Certified Public Accountant who has served as our Chief Financial Officer and Chief Accounting Officer since January 1, 2009.  He attained an undergraduate in Accountancy from Villanova University and received a Masters’ Degree in Business Administration from West Chester University of Pennsylvania.  Mr. Bernhardt was formally the Director of Accounting for Healthcare Division of Thomson Reuters, where he was responsible for their accounting operations including the Physicians’ Desk Reference business and shared financial services for the Healthcare and Scientific Divisions from 2006 to 2008.  He was also the Regional Controller for Comcast Cable during 1999 to 2002, Director of Finance for TelAmerica Media for 2003 to 2006 and earlier in his career a member of the Internal Audit management teams American Stores Corporation and ICI Americas/Zeneca (currently AstraZeneca Pharmaceuticals).  In 1986, he became a C.P.A. licensed in Pennsylvania and New Jersey while with public accounting’s “Big Four” firm of KPMG.

DAVID R. STRAYER, M.D. has acted as our Medical Director since 1986.  He has served as Professor of Medicine at the Medical College of Pennsylvania and Hahnemann University.  Dr. Strayer is Board Certified in Medical Oncology and Internal Medicine with research interests in the fields of cancer and immune system disorders.  He has served as principal investigator in studies funded by the Leukemia Society of America, the American Cancer Society, and the National Institutes of Health.  Dr. Strayer attended the School of Medicine at the University of California at Los Angeles where he received his M.D. in 1972.

ROBERT DICKEY IV has served as Senior Vice President since June 2009.  He has approximately 15 years of previous experience in biotech management as a CFO, COO and CEO following a career as an investment banker.  His experience spans startups to revenue stage companies involved in cancer and CNS drug development, transplantation and computational drug design.  Mr. Dickey has specific expertise in fund raising, business development, project management, restructuring and international operations.  Previously he spent 18 years as an investment banker, 14 of those at Lehman Brothers, with his background evenly split between M&A and capital markets transactions across a variety of industries.  He has an undergraduate degree from Princeton University and an MBA from The Wharton School, University of Pennsylvania.

CAROL A. SMITH, Ph.D. is Vice President of Manufacturing Quality and Process Development who has served as our Director of Manufacturing and Process Development from 1995 to 2003, as Director of Operations from 1993 to 1995 and as the Manager of Quality Control from 1991 to 1993, with responsibility for the manufacture, quality control, process development, technology transfer to contract manufacturers and the chemistry of Ampligen®.  Dr. Smith was Scientist/Quality Assurance Officer for Virotech International, Inc. from 1989 to 1991 and Director of the Reverse Transcriptase and Interferon Laboratories and a Clinical Monitor for Life Sciences, Inc. from 1983 to 1989.  She received her Ph.D. in Medical Sciences with a concentration on Virology from the University of South Florida, College of Medicine in 1980 and was an NIH post-doctoral fellow in the Department of Microbiology and Virology at the Pennsylvania State University College of Medicine from 1980 to 1983.

RICHARD C. PIANI has been a director since 1995.  Mr. Piani has been employed as a principal delegate for Industry to the City of Science and Industry, Paris, France, a billion dollar scientific and educational complex. Mr. Piani provided consulting to us in 1993, with respect to general business strategies for our European operations and markets.  Mr. Piani served as Chairman of Industrielle du Batiment-Morin, a building materials corporation, from 1986 to 1993.  Previously Mr. Piani was a Professor of International Strategy at Paris Dauphine University from 1984 to 1993.  From 1979 to 1985, Mr. Piani served as Group Director in Charge of International and Commercial Affairs for Rhone-Poulenc and from 1973 to 1979 he was Chairman and Chief Executive Officer of Societe "La Cellophane", the French company which invented cellophane and several other worldwide products.  Mr. Piani has a Law degree from Faculte de Droit, Paris Sorbonne and a Business Administration degree from Ecole des Hautes Etudes Commerciales, Paris.

RICHARD C. PIANI - Director Qualifications:
•	Leadership Experience – Chairman of Industrielle du Batiment-Morin, Chairman and CEO of Societe "La Cellophane";
•	Industry Experience - Rhone-Poulenc (now Sanofi Aventis);
•	Scientific, Legal or Regulatory Experience – Law degree, delegate for Industry to the City of Science and Industry; and
•	Finance Experience – over 40 years of diverse international business experience.

THOMAS K. EQUELS has been a director since 2008 and presently serves as our secretary, general counsel and litigation counsel.  Mr. Equels is the President and Managing Director of the Equels Law Firm based in Miami Florida that focuses on litigation.  For over a quarter century, Mr. Equels has represented national and state governments as well as companies in the banking, insurance, aviation, pharmaceutical and construction industries.  Mr. Equels received his Juris Doctor degree with high honors from Florida State University.  He is a summa cum laude graduate of Troy University and also obtained his Masters Degree from Troy.  He is a member of the Florida Bar Association, the American Bar Association and the Academy of Florida Trial Lawyers.

THOMAS K. EQUELS - Director Qualifications:
•	Leadership Experience – President, Managing Director of Equels Law Firm;
•	Industry Experience –legal counsel to Hemispherx and numerous prior pharmaceutical clients; and
•	Scientific, Legal or Regulatory Experience - Law degree with over 25 years as a practicing attorney specializing in litigation.

WILLIAM M. MITCHELL, M.D., Ph.D. has been a director since July 1998.  Dr. Mitchell is a Professor of Pathology at Vanderbilt University School of Medicine and is a board certified physician.  Dr. Mitchell earned a M.D. from Vanderbilt and a Ph.D. from Johns Hopkins University, where he served as an Intern in Internal Medicine, followed by a Fellowship at its School of Medicine.  Dr. Mitchell has published over 200 papers, reviews and abstracts dealing with viruses, anti-viral drugs and immune responses to HIV infection.  Dr. Mitchell has worked for and with many professional societies, including the International Society for Antiviral Research, the American Society of Biochemistry and Molecular Biology, the American Society of Microbiology and government review committees, among them the National Institutes of Health, AIDS and Related Research Review Group.  Dr. Mitchell previously served as one of our directors from 1987 to 1989.

WILLIAM M. MITCHELL, M.D., Ph.D. - Director Qualifications:
•
Leadership Experience – Professor at Vanderbilt University School of Medicine and is Chairman of the Medical Advisory Board for Chronix Biomedical.  Additionally, he has served on multiple governmental review committees of the National Institutes of Health, Centers for Disease Control and Prevention and European Union, including key roles as Chairman.

•
Academic and Industry Experience – Well published medical researcher with a specific focus on virus and immunology issues relevant to the scientific business of Hemispherx along with being a Director of an entrepreneurial diagnostic company (Chronix Biomedical) that is involved in next generation DNA sequencing for medical diagnostics; and

•
Scientific, Legal or Regulatory Experience - M.D., Ph.D. and professor at a top ranked school of medicine, and inventor of record on numerous U.S. and international patents who is experienced in regulatory affairs through filings with the FDA.

IRAJ EQHBAL KIANI, N.D., Ph.D., was appointed to the Board of Directors on May 1, 2002.  Dr. Kiani is a citizen of the United States and England ~~that~~and resides in Newport Beach, California.  Dr. Kiani served in various local government positions including the Mayor and Governor of Yasoi, Capital of Boyerahmand, Iran.  In ~~1970,~~early 1980, Dr. Kiani moved to England, where he established and managed several trading companies over a period of some 20 years. Dr. Kiani is a planning and logistic specialist who is now applying his knowledge and experience to build a worldwide immunology network, which will use our proprietary technology. Dr. Kiani received his Ph.D. degree from the University of Ferdosi in Iran, ND from American University.

IRAJ EQHBAL KIANI, N.D., Ph.D. - Director Qualifications:
•	Leadership Experience – former Mayor and Governor of Yasoi in Iran;
•	Industry Experience – Broad international network and contacts within the field of immunology;
•	Scientific, Legal or Regulatory Experience – N.D. and Ph.D. with trading company management experience;
•	Finance Experience – over 30 years of international business experience.

WAYNE S. SPRINGATE is Vice President of Operations and joined Hemispherx in 2002 as Vice President of Business Development.  Mr. Springate came on board when Hemispherx acquired Alferon N Injection® and its New Brunswick, NJ manufacturing facilities.  He led the consolidation of our Rockville facility to our New Brunswick location as well as coordinated the relocation of manufacturing polymers from South Africa to our production facility in New Brunswick.  He was also responsible for preparing and having a successful Preapproval Inspection by the FDA for our New Brunswick manufacturing plant in connection with the filing of our Ampligen® NDA.  Currently he is managing a $4.4 million capital improvement budget to enhance our Alferon® facility in accordance with current Good Manufacturing Practice (“cGMP”). Previously, Mr. Springate served as President for World Fashion Concepts in New York and oversaw operations at several locations throughout the United States and overseas.  Mr. Springate assisted the CEO in details of operations on a daily basis and was involved in all aspects of manufacturing, warehouse management, distribution and logistics.

           KATALIN FERENCZ-BIRO, Ph.D. has served as Senior Vice President of Regulatory Affairs and Quality Assurance Departments since January 2007.  She served as the Director of Regulatory Affairs and Quality Assurance from 2006 to 2007. Previously from 1987 to 2003, she served Interferon Sciences Inc, in various positions including Senior Director of Regulatory Affairs, Quality Control and Quality Assurance Departments, and official FDA contact for our FDA approved product, Alferon N Injection®.  Dr. Ferencz-Biro received her Ph.D. in Chemistry/ Biochemistry in 1972 from the University of Eötvös Lóránd, Budapest, Hungary, and her M.S., in Chemistry and Biology in 1971 from University of Eötvös Lóránd, Budapest, Hungary.  She was a postdoctoral fellow from 1981-1984 in Rutgers University, Center for Alcohol Studies, Piscataway, New Jersey.  She is an author and co-author of several scientific publications, patents and presentations on the field of biochemistry.  Currently she is a member of Regulatory Affairs Professionals Society.

RUSSEL J. LANDER, Ph.D. is Vice President Quality Assurance.  Dr. Lander joined Hemispherx in 2005, assuming responsibility for CMC writing for the NDA filing of Ampligen®.  He subsequently served at the New Brunswick site as Director of Quality Control and provided guidance to the efforts to improve and validate the manufacturing process for the synthesis of Ampligen® polynucleotide raw materials, Poly I and Poly C12U.  He is currently directing research and development activities in New Brunswick.  Dr. Lander was formerly employed at Merck and Co., Inc. in the process development groups for drug development (1977-1991) and vaccines (1991-2005).   Dr. Lander received his Ph.D. in Chemical/Biochemical Engineering from the University of Pennsylvania. He has authored numerous scientific publications and invention disclosures.

Ransom W. Etheridge, who has been associated with us for nearly 20 years, left our employment when his agreement expired on December 31, 2009.  Mr. Etheridge first contributed to the Company in 1980 when he provided consulting services and participated in negotiations with respect to our initial private placement.  Over time, his roles included service as our Secretary and General Counsel as well as being on our Board of Directors from October 1997 through November 2008.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than ten percent of a registered class of equity securities, to file reports with the Securities and Exchange Commission reflecting their initial position of ownership on Form 3 and changes in ownership on Form 4 or Form 5. Based solely on a review of the copies of such Forms received by us, we found that, during the fiscal year ended December 31, 2008, certain of our officers and directors had not complied with all applicable Section 16(a) filing requirements on a timely basis with regard to transactions occurring in 2009.  Specifically, Dr. Carter, Dr. Strayer and Mr. Bernhardt each filed four form 4 late concerning their receipt of five sets of Incentive Rights through the “Employee Wage Or Hours Reduction Program” and Mr. Springate filed a form 4 late related to his receipt of five sets of Incentive Rights through the “Employee Wage Or Hours Reduction Program”; Mr. Bernhardt, Mr. Dickey and Mr. Springate each filed late an initial Form 3; Mr. Equels filed three form 4 late concerning five transactions; Dr. Kiani, Dr. Mitchell and Mr. Piani each have two form 4 filed late regarding two transactions.

Audit Committee and Audit Committee Expert

The Audit Committee of our Board of Directors consists of Richard Piani, Committee Chairman, William Mitchell, M.D. and Iraj Eqbal Kiani, N.D., Ph.D.  Mr. Piani, Dr. Mitchell, and Mr. Kiani are all determined by the Board of Directors to be independent directors as required under Section 121B(2)(a) of the NYSE Amex Company Guide.  We do not have a financial expert as defined in the SEC rules on the committee in the true sense of the description because we believe that Richard Piani, an existing director, has sufficient experience.  ~~However,~~ Mr. Piani has 40 years experience in business and has served in senior level and leadership positions for international businesses.  His working experience includes reviewing and analyzing financial statements and dealing with financial institutions.  We believe Mr. Piani, Dr. Mitchell, and Dr. Kiani to be independent of management and free of any relationship that would interfere with their exercise of independent judgment as members of this committee.  The principal functions of the Audit Committee are to (i) assist the Board in fulfilling its oversight responsibility relating to the annual independent audit of our consolidated financial statements and internal control over financial reporting, the engagement of the independent registered public accounting firm and the evaluation of the independent registered public accounting firm’s qualifications, independence and performance~~,~~; (ii) prepare the reports or statements as may be required by NYSE Amex or the securities laws~~,~~; (iii) assist the Board in fulfilling its oversight responsibility relating to the integrity of our financial statements and financial reporting process and our system of internal accounting and financial controls~~,~~; (iv) discuss the financial statements and reports with management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management~~,~~; and (v) review disclosures by our independent registered public accounting firm concerning relationships with us and the performance of our independent accountants.

Code of Ethics

Our Board of Directors adopted a revision to the Code of Ethics and business conduct for officers, directors, employees, agents and consultants on October 15, 2009.  The principal amendments included broadening the Code's application to our agents and consultants, adoption of a regulatory compliance policy and adoption of a policy for protection and use of Company computer technology for business purposes only.  This Code has been presented, reviewed and signed by each officer, director and employee and strategic consultants with none of the amendments constituting a waiver of provision of the Code of Ethics on behalf of the our Chief Executive Officer, Chief Financial Officer, Controller, or persons performing similar functions.

You may obtain a copy of this code by visiting our web site at www.hemispherx.net (Investor Relations / Corporate Governance) or by written request to our office at 1617 JFK Boulevard, Suite 660, Philadelphia, PA  19103.

Item 11. Executive Compensation.

~~Compensation Discussion and Analysis~~
COMPENSATION DISCUSSION AND ANALYSIS

This discussion and analysis describes our executive compensation philosophy, process, plans and practices as they relate to our “Named Executive Officers” (“NEO”) listed below and gives the context for understanding and evaluating the more specific compensation information contained in the narratives, tables and related disclosures that follow:
•	Dr. William A. Carter, Chairman & Chief Executive Officer (“CEO”);
•	Charles T. Bernhardt, Chief Financial Officer (“CFO”) & Chief Accounting Officer (“CAO”);
•	Dr. David Strayer, Medical Director;
•	Robert Dickey, IV, Senior ~~(“Sr.”)~~ Vice President; and
•	Wayne Springate, Vice President (“~~VP~~V.P.”) of Operations.

Overview of Our Business Environment

Hemispherx is a specialty pharmaceutical company based in Philadelphia, Pennsylvania and engaged in the clinical development of new drug therapies based on natural immune system enhancing technologies for the treatment of viral and immune based chronic disorders.  We were founded in the early 1970s doing contract research for the National Institutes of Health.  Since that time, we have established a strong foundation of laboratory, pre-clinical and clinical data with respect to the development of natural interferon and nucleic acids to enhance the natural antiviral defense system of the human body and to aid the development of therapeutic products for the treatment of certain chronic diseases.

Our current strategic focus is derived from four applications of our two core pharmaceutical technology platforms Ampligen® and Alferon N Injection®.  The commercial focus for Ampligen® includes application as a treatment for Chronic Fatigue Syndrome (“CFS”) and as an influenza vaccine enhancer (adjuvant) for both therapeutic and preventative vaccine development.  Alferon N Injection® is a FDA approved product for refractory or recurring genital warts.  Alferon® LDO (Low Dose Oral) is a formulation currently under development targeting influenza.

Governance

The Compensation Committee consists of the following three directors, each of whom is “independent” under applicable NYSE Amex rules, a “Non-Employee Director” as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and an “Outside Director” as defined under the treasury regulations promulgated under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”): Dr. William Mitchell, M.D., Richard C. Piani, and Dr. Iraj E. Kiani, N.D.  The Compensation Committee makes recommendations concerning salaries and compensation for senior management and other highly paid professionals or consultants to Hemispherx.  The full text of the Compensation Committee Charter, as approved by the Board, is available on our website: www.hemispherx.net in the “Investor Relations” tab under “Corporate Governance”.  This Committee met three times in 2009 and all committee members were in attendance.  Our Chief Financial Officer and the Director of Human Resources support the Compensation Committee in its work.

Process

Our Compensation Committee is responsible for determining the compensation of our NEO included in the “Summary Compensation Table” below.  For purposes of determining compensation for our NEO, our Compensation Committee takes into account the recommendation of our Chief Executive Officer.  The Compensation Committee is ~~primarily~~also responsible for overseeing our incentive compensation plans and equity-based plans, under which stock option grants have been made to employees, including the NEO, as well as non-employee ~~directors~~Directors and strategic consultants.

The following table summarizes the roles of each of the key participants in the executive compensation decision-making process:

Compensation Committee	• Fulfills the Board of Directors' responsibilities relating to compensation of Hemispherx’ NEO, other non-officer ~~executives~~Executives and non-~~executives~~Executives.

• Oversees implementation and administration of Hemispherx’ compensation and employee benefits programs, including incentive compensation and equity compensation plans.

•  Reviews and approves Hemispherx’ goals and objectives and, in light of these, evaluates ~~the~~each NEO's performance and sets his annual base salary, annual incentive opportunity, long-term incentive opportunity and any special/supplemental benefits or payments.

•  Reviews and approves compensation for all other non-officer ~~executives~~Executives of Hemispherx including annual base salary, annual incentive opportunity, long-term incentive opportunity and any special/supplemental benefits or payments.

•  In consultation with the CEO and CFO, ~~review~~reviews the talent development process within ~~the Company~~Hemispherx to ensure it is effectively managed and sufficient to undertake successful succession planning.

• ~~Review~~Reviews and ~~approve~~approves employment agreements, severance arrangements, ~~issuance~~issuances of equity compensation and change in control agreements.

Chairman and CEO	• Presents to the Compensation Committee the overall performance evaluation of, and compensation recommendations for, each of the NEO and other non-officer ~~executives~~Executives.

CFO and Director of Human Resources	• Reports directly or indirectly to the Chief Executive Officer.

• Assists the Compensation Committee with the data for competitive pay and benchmarking purposes.

• Reviews relevant market data and advises the Compensation Committee on interpretation of information, including cost of living statistics, within the framework of Hemispherx.

• Informs the Compensation Committee of regulatory developments and how these may affect Hemispherx’ compensation program.

Objectives and Philosophy of Executive Compensation

The primary objectives of the Compensation Committee of our Board of Directors with respect to ~~executive~~Executive compensation are to attract and retain the most talented and dedicated ~~executives~~Executives possible, to tie annual and long-term cash and stock incentives to achievement of measurable performance objectives, and to align ~~executives~~Executives' incentives with stockholder value creation.  To achieve these objectives, the Compensation Committee expects to implement and maintain compensation plans that tie a substantial portion of ~~executives~~Executives' overall compensation to key strategic financial and operational goals such as the establishment and maintenance of key strategic relationships, the development of our products, the identification and advancement of additional ~~product~~products and the performance of our common stock price.  The Compensation Committee evaluates individual ~~executive~~Executive performance with the goal of setting compensation at levels the Committee believes are comparable with ~~executives~~Executives in other companies of similar size and stage of development operating in the biotechnology industry while taking into account our relative performance and our own strategic goals.

Use ~~Of~~of Compensation Data

Our compensation plans are developed by utilizing publicly available compensation data for national and regional companies in the biopharmaceutical industry as well as web sites that specialize in compensation and/or employment data.  We believe that the practices of this group of companies and/or data obtained from employment industry organizations, provide us with appropriate compensation benchmarks necessary to review the compensation recommendations by the CEO, CFO and/or Human Resources Department.  While not utilized in 2009 or 2008 due to our maintaining Base Salary at existing levels with the exception of cost of living adjustments, in past years we had engaged independent outside consultants to help us analyze compensation data and compare our programs with the practices of the similar national and/or regional companies represented in the biopharmaceutical industry.

Elements ~~Of~~of Executive Compensation ~~Program~~

The Compensation Committee has adopted a mix among the compensation elements in order to further our compensation goals.  The elements include:

•	Base salary (impacted in 2009 by the Employee Wage Or Hours Reduction Program and cost of living adjustments);

•	Variable compensation consisting of a cash bonus based upon individual and corporate performance;

•	Long-term bonus incentive programs consisting of the Goal Achievement Program and Employee Bonus Pool Program;

•	Stock option grants with exercise prices set at the fair market value at the time of grant and vesting over an extended period.

Executive compensation consists of the following elements:

Base Salary

Base salaries for our ~~executives~~Executives are established based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies for similar positions.  Generally, we believe that ~~executive~~Executive base salaries should be targeted near the median of the range of salaries for executives in similar positions with similar responsibilities at comparable companies, in line with our compensation philosophy.  For those NEO with employment agreements, base salary is determined and set forth in the agreement and the Compensation Committee reviews the base salary prior to renewal of such agreement.  Base salaries for the other NEO are normally reviewed annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.  While this review process normally occurs in the fourth quarter of each year, it was not undertaken regarding 2008, 2009 or 2010 base salaries.  However after analysis of overall Company compensation, the Committee authorized a non-discriminatory and universally applied cost of living ~~increases~~increase to the base salaries of all full-time employees of record effective July 1, 2009 and January 1, 2010.  Therefore, with the exception of these cost of living adjustments, no other modifications were made to the base salary rate of our NEO during ~~2008, 2009 nor through April 30, 2010.~~2008 or 2009.  However, additional changes to our NEO’s base salaries could be undertaken in a future determination by the Compensation Committee at its discretion.   In this regard, in June 2010, we entered into amended and restated agreements with Dr. Carter, and an employment agreement with Mr. Equels, pursuant to which, Mr. Equels acts as our General Counsel, Secretary and Executive Vice Chairman of the Board of  Directors.  These employment agreements were further amended in July 2010.

Employee Wage Or Hours Reduction Program (January 1 to May 31, 2009)

In an effort to conserve our cash, the Employee Wage Or Hours Reduction Program (the “Program”) was ratified by the Board effective January 1, 2009.  In a mandatory program that was estimated to be in effect for up to six months, compensation of all active full-time employees as of January 1, 2009 (“Participants”) were reduced through a reduction in their base salary for which they would be eligible to receive shares of our common stock (“Stock”) six months after the shares were earned.  All employees were also offered the alternative option to reduce their work hours with a proportional decease in wages.  No employee elected this alternative.

On a semi-monthly basis, Participants received rights to Stock (“Incentive Rights”) that could not be traded.  Six months after the date the Incentive Rights were awarded, we established a process to have Incentive Rights converted into Stock and issued to each Participant on a monthly basis.  We have established and maintained a record for the number of Incentive Rights awarded to each Participant.  At the end of each semi-monthly period, we determined the number of Incentive Rights by converting the proportionate incentive award to the value of the Stock by utilizing the closing price of the Stock on the NYSE Amex based on the average daily closing price for the period.

The Program was administered for full-time employees as follows:
•	Employees earning $90,000 or less per year elected a wage reduction of 10% per annum and received an incentive of two times the value in Stock;
•	Employees earning $90,001 to $200,000 per year elected a wage reduction of 25% per annum received an incentive of two times the value in Stock;
•	Employees earning over $200,000 per year elected a wage reduction of 50% per annum and received an incentive of three times the value in Stock;
•	Any employee could have elected a 50% per annum wage reduction which would allow them to be eligible for an incentive award of three times the value of Stock.

We have worked with ~~Wachovia Securities, LLC (“Wachovia Securities” or “~~Wells Fargo Advisors~~”~~ (formally Wachovia Securities) to establish a trading account for each Participant.  Incentive Rights constitute income to the Participants and be subject to payroll taxes upon Stock issuance.  We bear all expenses related to selling the Stock at ~~Wachovia Securities~~Wells Fargo Advisors (i.e.; broker fees, transaction costs, commissions, etc.) for payroll withholding tax purposes.  Thereafter, for each Participant that remains an active employee during the period, we continue to bear such costs from their ~~Wachovia Securities~~Wells Fargo Advisors’ accounts for the maintenance of these account and all expenses related to selling our Stock.  Participants leaving us or voluntarily separating from the Plan received the Stock earned upon the six month conversion of their Incentive Rights.  The Plan benefits for individuals that are no longer Participants are fixed and we do not continue to bear such costs from the designated brokerage firm for the maintenance of an account nor any expenses related to selling Hemispherx stock except for the initial costs associated to the selling of stock for payroll withholding tax purposes.

During 2009, Dr. Carter and Mr. Springate agreed to temporally modify their respective employment agreements with us pursuant to the Employee Wage Or Hours Reduction Program.  As with all other Company employees, Mr. Bernhardt and Dr. Strayer elected to participate in the Program.  As was the case regarding all four individuals, they received half of their monthly salary or fee in Company stock on a 3 to 1 conversion of dollars forsaken to the average stock closing price for the respective period.  On a semi-monthly basis, they receive Incentive Rights that could not be traded.  The Company determined the number of Incentive Rights by converting the proportionate incentive award to the value of the stock by utilizing the closing price of the stock on the NYSE Amex based on the average daily closing price for the period.

The Program was suspended as of May 31, 2009 with employees returning back to their rate of Base Salary of January 1, 2009.  At the passage of six months for each of their months of participation, non-affiliate employees ~~have been~~converted their Incentive Rights and were issued shares on July 31, August 31, September 30, October 30 and November 30, 2009.  Individuals defined by Rule 144 in the Securities Act of 1933 as an “affiliate” ~~have yet to receive~~converted their Incentive Rights and received their distribution of our common stock from the Program ~~with current projection of mid-2010~~in June or August 2010 as follows:

•	Dr. William Carter, Chairman & CEO (818,682 shares);
•	Charles Bernhardt, CFO & CAO (198,135 shares);
•	Dr. David Strayer, Medical Director (230,586 shares); and
•	Wayne Springate, V.P. of Operations (185,748 shares).

Annual Bonus

Our compensation program includes eligibility for an annual performance-based cash bonus in the case of all NEO and certain senior, non-officer ~~executives~~Executives.  The amount of the cash bonus depends on the level of achievement of the stated corporate, department, and individual performance goals, with a target bonus generally set as a percentage of base salary.  As provided in their respective employment agreement, during the year ended December 31, 2009, the following ~~executives are~~Executives were eligible for an annual performance bonus based of their salaries, the amount of which, if any, is determined by the Board of Directors in its sole discretion based on the recommendation of the Compensation Committee:
•	Dr. William Carter, Chairman & CEO (bonus opportunity up to 25%);
•	Robert Dickey, Sr. Vice President (bonus opportunity up to 25%); and
•	Wayne Springate, V.P. of Operations (bonus opportunity up to 20%).

As of June 2010, as provided in their respective employment agreement, the following NEO were eligible for an annual performance bonus based of their salaries, the amount of which, if any, is determined by the Board of Directors in its sole discretion based on the recommendation of the Compensation Committee:

•	Dr. William Carter, Chairman & CEO (bonus opportunity up to 25%);
•	Thomas Equels, General Counsel, Secretary and Executive Vice Chairman of the Board (bonus opportunity up to 25%); and
•	Wayne Springate, V.P. of Operations (bonus opportunity up to 20%).

The Compensation Committee utilizes annual incentive bonuses to compensate NEO and certain senior, non-officer executives (the “Executive Team”) for attainment or success towards overall corporate financial and/or operational goals along with achieving individual annual performance objectives.  These objectives will vary depending on the individual ~~executive~~Executive, but generally relate to strategic factors such as establishment and/or maintenance of key strategic relationships, development of our products, identification, research and/or development of additional products, enhancing financial factors such as raising capital, cost containment and/or improving the results of operations.

~~On May 20, 2009, our Board of Directors awarded bonuses of $300,000 to Dr. William Carter, CEO and Chairman of the Board, and $150,000 to Dr. David Strayer, Chief Medical Officer, in recognition for their accomplishment of 2008 corporate goals and objectives.  The Compensation Committee and Board of Directors reviewed the corporate goals established in March 2008 and determined that significant progress had been made in terms of the preparation and filing the Ampligen® NDA with the Federal Drug Administration and receipt of funding for operating activities to award the bonus.~~In June 2008, the Compensation Committee unanimously recommended to the Board that upon acceptance of the Ampligen® NDA by the FDA, and at a time the Company had the financial resources to pay such a bonus, that a performance bonus should be awarded for $300,000 to Dr. William Carter, CEO and Chairman of the Board, and $150,000 to Dr. David Strayer, Chief Medical Officer.

On May 15, 2009, the Compensation Committee completed its review of internal and external reports, including correspondence to and from the FDA, and undertook informal interviews with the medical management team responsible for the NDA filing.  This analysis did not include quantitative measures or threshold, target or maximum levels of achievements.  In consideration of the successfully submitted Ampligen® NDA Application, the Compensation Committee concluded that substantial progress had been accomplished regarding the Ampligen® NDA application process to warrant the award of the full dollar bonus to Dr. Carter and Dr. Strayer.  Additionally with our receipt of substantial proceeds from the private sale of our securities in May 2009, the Chief Executive Officer deemed sufficient cash reserves existed to make such bonus payment without creating financial hardships to the Company.

As a result, in May 2009, in concurrence with the unanimous recommendation of the Compensation Committee, our Board of Directors awarded the above mentioned bonuses of $300,000 to Dr. William Carter, CEO and Chairman of the Board, and $150,000 to Dr. David Strayer, Chief Medical Officer, in recognition for their effort and substantial progress related to their 2008 goal regarding the Ampligen® NDA application process.

The Compensation Committee also undertook the initial steps to establish goals and objectives for the Executive Team regarding possible bonuses for the year ending December 31, 2009.  On an overall basis, all bonus eligible member of the Executive Team would share the following Company-wide goals:
A.	FDA approval of Ampligen® for Chronic Fatigue Syndrome;
B.	A country by country European strategic plan for Ampligen® to be submitted to and approved by the Board;
C.	Strategic plans for the marketing and partnering for Ampligen® to be submitted to and approved by the Board;
D.	Continued development of microbiological enhancement of vaccines requiring Ampligen®;
E.	Success in the protection of Company Intellectual Property;
F.	Continued development in the launch of Alferon® LDO;
G.	Maintaining the overall financial strength of the Company and operations consistent with the Board approved budget.

On a specific employee basis, each bonus eligible member of the Executive Team would be judged on his/her success as to meeting or exceeding elements of his/her specific job duties.    This would be accomplished by:

H.
At year-end, and at the sole discretion of the Compensation Committee, with input from the Chief Executive Officer or the Executive’s direct supervisor, the Committee would evaluate the individual performance of each member of the Executive Team as to his/her achievement and/or contribution towards meeting the overall Company-wide goals along with his/her accomplishments specific to his/her job description.  The outcome of the Committee’s analysis would be utilized to determine if a bonus was warranted, and if so, the dollar amount or percentage of the Executive Team member’s year-end base pay rate to be awarded.

During the first fiscal quarter of the subsequent year, the Compensation Committee would complete their analysis utilizing any internal and external documentation desired, including but not limited to reports from independent analysts and/or corporate benchmarking organizations.  Upon analysis completion, the Compensation Committee made formal recommendations to the Board based on their findings with regard to bonuses for the year ended 2009.  Due to the subjective nature of the Company-wide goals regarding the success and analysis of an Executive in meeting or exceeding elements of his/her specific job duties, the goals were not designed to be weighted in value or quantitative in nature.  The bonuses were designed to be awarded based on a subjective cumulate nature of the goals deemed attainable, employee performance and progress towards achievement.  The bonus threshold was designed to range from zero percent to twenty-five percent, with a target bonus of approximately twenty percent, calculated from the individuals year-end base pay rate.

In February 2010, the Compensation Committee reviewed the Executive Team’s Company-wide goals as detailed in the Committee’s Meeting Minutes of May ~~15,~~ 2009 and specific goals documented in each individual’s job description.  The Committee believed that the Executive Team had excelled in meeting their goals and responsibilities as documented in each individual’s job description as well as made significant progress in meeting corporate goals with outstanding success in the following areas:
~~1.~~	~~Attainment of a favorable FDA response to utilize a subcontractor for manufacture of Ampligen®;~~
1.	~~2.~~ Continued development of microbiological enhancement of vaccines requiring Ampligen®;
2.	~~3.~~ Success in the protection of our intellectual property;
3.	~~4.~~ Continued development towards a potential clinical launch of Alferon® LDO; and
4.	~~5.~~ Maintaining the overall financial strength of Hemispherx and operations consistent with the Board approved budget; and
5.	Attainment of a favorable FDA response to utilize a subcontractor for manufacture of Ampligen®.

Specifically, with regards to the NEO, the Compensation Committee determined that these Executives had demonstrated sufficient progress or exceeded expectations related to the following established goals described above and designated by the letters “A” through “H”:
a.	Dr. William Carter, Chairman & CEO: Goals “D”, “E”, “F” and “G”;
b.	Charles Bernhardt, CFO & CAO: Goals “E”, “G” and “H”;
c.	Dr. David Strayer, Medical Director: Goals “D”, “E”, and “F”; and
d.	Wayne Springate, V.P. of Operations: Goals “F”, “G” and “H”.

For this achievement, the Compensation Committee awarded each of these four identified NEO with a performance bonus of twenty percent of their respective base salary rate at year-end 2009.  For what the Compensation Committee designated as unusual meritorious service during the year, they awarded the following NEO with an extra five percent performance bonus of their respective base salary rate at year-end 2009:
1.	Dr. William Carter, Chairman & CEO, related to his service in obtaining new composition of matter Ampligen® patent applications and spearheading the successful raising of new capital; and
2.	Charles Bernhardt, CFO & CAO, related to his outstanding service as Chief Financial Officer in completing SEC filings, controlling the Company’s cash burn and enforcing budgetary requirements.

On February 8, 2010, Hemispherx’ Board of Directors approved the recommendations of the Compensation Committee to award bonuses to NEO and certain senior, non-officer ~~executives~~Executives for their performance in relation to their attainment of 2009 Company-wide goals as well ~~at~~as their achievements in individual goals and responsibilities.  The Compensation Committee had recommended, and the Board ratified, the award of ~~bonus to~~the following bonuses: Dr. William Carter, Chairman & CEO ($182,772 or 25% of base salary), Charles Bernhardt, CFO & CAO ($44,000 or 25% of base salary), Dr. David Strayer, Medical Director ($44,306 or 20% of base salary) and Wayne Springate, V.P. of Operations ($33,000 or 20% of base salary) and certain senior, non-officer ~~executives~~Executives.

Long-Term Bonus Incentive Programs

The Compensation Committee believes that team oriented performance by our NEO, non-officer ~~executive~~Executive officers and all employees, consistent with our short and long-term goals, can be achieved through the use of goal or result oriented bonus programs.  Accordingly, two programs have been established to provide our employees, including our NEO and certain senior, non-officer ~~executives~~Executives, with incentives to help align their financial interests with that of Hemispherx and its stockholders.  One program terminated in March 2010 and the other is ongoing.

Goal Achievement Incentive Program

On November 17, 2008 the Board of Directors authorized the Goal Achievement Incentive Program.  This program is designed to intensify the efforts of the parties involved in securing strategic partnering agreements with third parties.  We will pay the parties participating in the Program an incentive bonus for each timely agreement (as defined below) entered into by us with any and all third parties in which we receive cash (as defined below) from such third parties as a result of the execution of such agreements (“Strategic Partnering Agreements”), provided, however, Strategic Partnering Agreements shall not include agreements whereby we receive cash as a result of (i) only the sale of Ampligen® or other Hemispherx products, (ii) our only being reimbursed for expenses, not including expenses for prior research conducted by us, incurred by us, (iii) an agreement in which the only economic benefit to us is one or more loans, and (iv) an agreement, other than an agreement which results in a change of control of Hemispherx, in which the only economic benefit to us is the sale of our equity or other securities. The incentive bonus shall be in an amount equal to one percent (1%) of the amount of all cash received by us pursuant to each such Strategic Partnering Agreement between the dates of the execution of each such Strategic Partnering Agreement and the first commercial sale of Ampligen® following the full commercial approval of the sale of Ampligen® in each jurisdiction.  All incentive bonus payments shall be payable in readily available funds within ten (10) days following receipt by us of readily available funds as a result of our receipt of such first cash.  For purposes hereof “timely agreements” means all agreements entered into by us with any and all third parties (a) on or before June 30, 2009 and (b) on or before March 31, 2010 with third parties with which we had been in active negotiations on or before June 30, 2009.  For purposes hereof “cash” means any asset which is either (a) readily available funds or (b) capable of being converted into readily available funds in value equal to the value ascribed to such asset in the Strategic Partnering Agreement within six months of the receipt of such asset by Hemispherx.  This program presently includes Dr. William Carter, CEO, Dr. Chaunce Bogard, strategic consultant, The Sage Group (strategic advisor firm), Anthony Bonelli, our former President and Chief Operating Officer, Dr. David R. Strayer, Medical Director and all of our active full-time employees as of January 1, 2009.

From the inception through its March 31, 2010 expiration, Hemispherx paid no compensation related to the Goal Achievement Incentive Program.

Employee Bonus Pool Program

An element of the Employee Wage Or Hours Reduction Program was the establishment of a Bonus Pool (the “Pool”) in the case of FDA Approval (“Approval”) of Ampligen®.  This bonus is to award to each employee of record at January 1, 2009 a pretax sum of 30% in wages, calculated on their base salary per annum compensation at the time of the Approval, and awarded within three months of Approval.  Participants who terminate their employment prior to the Approval will not qualify for this bonus.

For the year ending 2009, Hemispherx paid no compensation related to the Employee Bonus Pool Program.

Stock Options

The Compensation Committee believes that long-term performance is achieved through an ownership culture that encourages such performance by our NEO, non-officer ~~executives~~Executives and all employees through the use of stock and stock-based awards.  Our stock plans have been established to provide our employees, including our NEO and senior non-officer ~~executives~~Executives, with incentives to help align their interests with the interests of stockholders.  Accordingly, the Compensation Committee believes that the use of stock and stock-based awards offers the best approach to achieving long-term performance goals because:
•
Stock options align the interests of ~~executives~~Executives and employees with those of the stockholders, support a pay-for-performance culture, foster employee stock ownership, and focus the management team on increasing value for the stockholders;

•	Stock options are performance based. All the value received by the recipient of a stock option is based on the growth of the stock price; and
•
Stock options help to provide a balance to the overall executive compensation program as base salary and our discretionary annual bonus program focus on short-term compensation~~, while the vesting of stock options increases stockholder value over the longer term; and~~ .

~~•~~	~~The vesting period of stock options encourages executive retention and the preservation of stockholder value.~~

We have historically elected to use stock options as the primary long-term equity incentive vehicle and expect to continue to use stock options as a long-term incentive vehicle.  We have adopted stock ownership guidelines and our stock compensation plans have provided the principal method, other than through direct investment for our executive ~~officers~~Officers to acquire equity in our Company. The Compensation Committee believes that the annual aggregate value of these awards should be set near competitive median levels for comparable companies.  However, in the early stage of our business, we provided a greater portion of total compensation to our ~~executives~~Executives through our stock compensation plans than through cash-based compensation.

In determining the number of stock options to be granted to NEO, non-officer ~~executives~~Executives and employees, we take into account the individual's position, scope of responsibility, ability to affect profits and stockholder value and the individual's historic and recent performance and the value of stock options in relation to other elements of the individual's total compensation.

Our stock plans authorize us to grant options to purchase shares of common stock to our NEO, employees, Directors and consultants.  Our Compensation Committee oversees the administration of our stock option plan.  The Compensation Committee reviews and recommends approval by our Board of Directors of stock option awards to NEO based upon a review of competitive compensation data, its assessment of individual performance, a review of each ~~executive~~Executive's existing long-term incentives and retention considerations.  Periodic stock option grants are made at the discretion of the Board of Directors upon recommendation of the Compensation Committee to eligible NEO and employees and, in appropriate circumstances, the Compensation Committee considers the recommendations of the CEO.

In 2008, the Compensation Committee and the Board authorized the renewal of expiring options for certain named ~~executives in the amounts indicated in the section entitled "Stock Option Grants to Executive Officers”.~~  Executives.  Grants were made to certain of our employees based on past performance, particularly, those who worked hard and diligently on the preparation of our NDA.  Stock options granted by us have an exercise price equal to the fair market value of our common stock on the day of grant ~~and typically vest over a period of years based upon continued employment,~~ and generally expire ten years after the date of grant.  Incentive stock options also include certain other terms necessary to assure compliance with the Internal Revenue Code.

In 2009, Robert Dickey IV was the only employee granted stock options as an element of his acceptance of the Senior Vice President position on June 11, 2009.  He was granted the option to purchase 150,000 shares of ~~Hemispherx~~our common stock at an exercise price of $2.81 per share, or 110% of the $2.55 closing price of the stock on the NYSE Amex.  These options are designed to vest proportionately over each month for four years beginning July 1, 2009.

On June 11, 2010, we granted options to purchase shares of our common stock at an exercise price of $0.66 per share, or 110% of the $0.60 closing price of the stock on the NYSE Amex as of June 10, 2010, to the following NEO consistent with their respective employment agreements:
•	William A. Carter, Chairman of the Board & CEO for 500,000 shares with immediate vesting; and
•	Thomas K. Equels, Executive Vice Chairman of the Board, Secretary and General Counsel for 300,000 shares with immediate vesting.

Other Compensation

We provide the following benefits to our NEO generally on the same bases as benefits provided to all full-time employees:
•	Health, vision and dental insurance;
•	Life insurance;
•	Short and long-term disability insurance;
•	401(k) with company match of up to 6% of employee’s contribution.

The Compensation Committee believes that these benefits are consistent with those offered by other companies, specifically those provided by our peers.

Occasionally, certain ~~executives~~Executives separately negotiate other benefits in addition to the benefits described above.  ~~Such~~The following additional benefits were provided in 2009 to Dr. William Carter, Chairman & CEO, as an element of his employment:
•	Automobile allowance;

•	Reimbursement of home office and phone expenses;
•	Supplementary life insurance policies;
•	Incentive bonus of 0.5% of the gross proceeds received by us from any joint venture or corporate partnering arrangement. During 2009, there were no bonus payments related to this incentive.

Commencing as of June 2010, as provided in their respective employment agreement, the following Executives were eligible for incentive bonuses related to: (i) product sales, joint ventures or corporate partnering arrangements (“Sales or Arrangements”), and (ii) any sale of our Company or substantially all of our assets not in the ordinary course of our business (“Asset Sale”): Dr. William Carter, Chairman & CEO (2.5% of Sales or Arrangements and 5% of any Asset Sale); and Thomas Equels, General Counsel, Secretary and Executive Vice Chairman of the Board (5% of Sales or Arrangements and 5% of any Asset Sale).  These incentive bonuses, if earned, are not to exceed in the aggregate an annual maximum of $5,000,000 per Executive.

401(k) Plan

           In December 1995, we established a defined contribution plan, effective January 1, 1995, entitled the Hemispherx Biopharma employees 401(k) Plan and Trust Agreement.  All of our full-time employees are eligible to participate in the 401(k) plan following one year of employment.  Subject to certain limitations imposed by ~~federal tax~~Federal Tax laws, participants are eligible to contribute up to 15% of their salary (including bonuses and/or commissions) per annum.  Through March 14, 2008, Participants' contributions to the 401(k) plan were matched by Hemispherx at a rate determined annually by the Board of Directors.  Each participant immediately vests in his or her deferred salary contributions, while our contributions will vest over one year.

Effective March 15, 2008 and continuing through December 31, 2009, we halted our matching of 401(k) contributions provided to the account for each eligible participant.  Effective January 1, 2010, our Compensation Committee reestablished Hemispherx’ 100% matching of up to 6% of the 401(k) contributions provided to the account for each eligible participant, including without exception each eligible Named Executive Officer.

Key Employee Retention

On December 31, 2008, we entered into a severance/consulting agreement with the former Chief Financial Officer, Robert E. Peterson.  This agreement ~~provide~~provides a monthly fee of $4,000 plus travel expenses and Options to purchase 20,000 shares of the our common stock at the end of each calendar quarter through year-end 2011 in return for consulting services.  The exercise price of the Options is to be equal to 120% of the closing price of the our stock on the NYSE Amex on the last trading day of the calendar quarter for which the Options are being issued.  Additionally, the severance/consulting agreement allows for the possibility of a one percent fee to be paid to Mr. Peterson in the event of financial transactions to raise capital for a maximum potential pay-out value of $518,328 (two times the amount of compensation paid to Mr. Peterson by ~~the Company~~us for calendar year 2008). Mr. Peterson may terminate the Advisory Services at any time upon giving us sixty (60) days notice in writing of the intention to terminate his Advisory Services.

Severance

~~Upon termination of employment, most NEO are entitled to receive severance payments under their employment and/or engagement agreements.~~  In determining whether to approve and setting the terms of ~~such~~ severance arrangements, the Compensation Committee recognizes that ~~executives~~Executives, especially highly ranked ~~executives~~Executives, often face challenges securing new employment following termination.   Upon termination of employment, the following NEO currently are entitled to receive severance payments under their employment and/or engagement agreements:
•	William A. Carter, Chairman of the Board & Chief Executive Officer;
•	Thomas K. Equels, Executive Vice Chairman of the Board, Secretary and General (effective June 1, 2010); and
•	Wayne Springate, Vice President of Operations.

The Compensation Committee believes that ~~our current CEO, Sr. Vice President and Vice President of Operations~~ severance agreements provided these individuals are generally in line with severance packages offered to ~~executives~~executive officers of the companies of similar size ~~to us represented in the compensation data we reviewed~~.  Mr. Bernhardt, Mr. Dickey and Dr. Strayer are currently not covered under a severance agreement and any severance benefits payable to them under similar circumstances would be determined by the Compensation Committee in its discretion.  See “Estimated Payments Following Severance — ~~Current~~ Named Executive Officers~~” below~~.

Conclusion

Our compensation policies are designed to retain and motivate our Executive Officers, other non-officer Executives and non-Executives and to ultimately reward them for outstanding individual and corporate performance.

~~REPORT OF THE~~ COMPENSATION COMMITTEE REPORT

The Compensation Committee of our Board of Directors oversees ~~Hemispherx’~~our compensation program on behalf of the Board.  In fulfilling its oversight responsibilities, the Committee reviewed and discussed with Management the Executive Compensation Discussion and Analysis set forth in this amendment to Form 10-K for the fiscal year ended December 31, 2009.

In reliance on the review and discussions referred to above, the Committee recommended to the Board that the ~~Executive~~ Compensation Discussion and Analysis be included in ~~Hemispherx’~~our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Hemispherx’ Proxy Statement to be filed in connection with Hemispherx’ 2010 Annual Meeting of Stockholders.

COMPENSATION COMMITTEE
Dr. Iraj ~~E.~~Eqhbal Kiani, ~~N.D.,~~ Committee ~~Chair~~Chairman
Dr. William M/ Mitchell~~, M.D.~~
Richard C. Piani

The foregoing Compensation Committee report shall not be deemed incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, and shall not otherwise be deemed filed under these acts, except to the extent we incorporate by reference into such filings.

Compliance With Internal Revenue Code Section 162(m) and 409(b).

One of the factors the Compensation Committee considers in connection with compensation matters is the anticipated tax treatment to Hemispherx and to the Executives of the compensation arrangements.  The deductibility of certain types of compensation depends upon the timing of an executive’s vesting in, or exercise of, previously granted rights.  Moreover, interpretation of, and changes in, the tax laws and other factors beyond the Compensation Committee’s control also affect the deductibility of compensation.  Accordingly, the Compensation Committee will not necessarily limit executive compensation to that deductible under Section 162(m) or 409(b) of the Code.  The Compensation Committee will consider various alternatives to preserving the deductibility of compensation payments and benefits to the extent consistent with its other compensation objectives.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Our Compensation Committee of the Board of Directors, consisting of Dr. Iraj ~~E.~~Eqhbal Kiani~~, N.D.~~, the Committee Chair, Dr. William M. Mitchell~~, M.D.~~ and, Richard C. Piani are all independent directors.  There are no interlocking relationships.

Summary Compensation Table

Name & Principal Position	Year	Salary / Fees (7)	Bonus		Stock Awards (3)		Option Awards (3)		Non-Equity Incentive Plan Compensation	Change in Pension Valued and NQDC Earnings ($)	All Other Compensation		Total
William A. Carter	2009	$554,105	$482,072	(8)(9)	$188,311	(7)	$-0-		$-0-	—	$76,896	(4)	$1,301,384
Chief Executive Officer	2008	$664,624	$-0-		$-0-		$316,571	(10)	$-0-	—	$106,094	(5)	$1,087,289
	2007	$637,496	$166,156		$-0-		$1,688,079		$-0-	—	$123,063	(6)	$2,614,794

Charles T. Bernhardt	2009	$134,662	$44,000	(9)	$45,334	(7)	$-0-		$-0-	—	$9,380	(11)	$233,376
Chief Financial Officer (1)	2008	$-0-	$-0-		$-0-		$-0-		$-0-	—	$26,000	(1)	$26,000
	2007	$-0-	$-0-		$-0-		$-0-		$-0-	—	$-0-		$-0-

David Strayer	2009	$167,484	$194,306	(8)(9)	$53,054	(7)	$-0-		$-0-	—	$3,229	(11)	$418,073
Medical Director	2008	$201,389	$-0-		$-0-		$16,168	(10)	$-0-	—	$-0-		$217,557
	2007	$240,348	$50,347		$-0-		$79,810		$-0-	—	$-0-		$370,505

Robert Dickey (2)	2009	$152,131	$-0-		$-0-		$252,312		$-0-	—	$4,824	(11)	$409,267
Sr. Vice President	2008	$-0-	$-0-		$-0-		$-0-		$-0-	—	$-0-		$-0-
	2007	$-0-	$-0-		$-0-		$-0-		$-0-	—	$-0-		$-0-

Wayne Springate	2009	$126,250	$33,000	(9)	$42,500	(7)	$-0-		$-0-	—	$3,229	(11)	$204,979
V.P., Operations	2008	$150,000	$-0-		$-0-		$-0-		$-0-	—	$7,354	(12)	$157,354
	2007	$150,000	$37,500		$-0-		$36,253		$-0-	—	$13,429	(12)	$237,182

Notes:
(1)	Mr. Bernhardt transitioned from the role of a contract consultant in 4th Quarter 2008 to Chief Financial Officer effective January 1, 2009.
(2)
Mr. Dickey joined Hemispherx effective June 11, 2010 and was granted the Options to purchase Hemispherx common stock as an element of his Employment Agreement.  The value was obtained using the Black-Scholes pricing model for stock based compensation in accordance with FASB ASC 718 (formerly SFAS 123R).

(3)
~~Based on Black-Scholes pricing model of valuing options.~~The value was obtained using the Black-Scholes pricing model for stock based compensation in accordance with FASB ASC 718 (formerly SFAS 123R). See Note 2(j) Equity based compensation in the financial statements.

(4)	Consists of a) Life Insurance premiums totaling $38,679; b) Healthcare premiums of $28,586; and d) Company car expenses of $9,631.
(5)	Consists of a) Life Insurance premiums totaling $66,411; b) Healthcare premiums of $28,586; and d) Company car expenses of $11,097.
(6)	Consists of a) Life Insurance premiums totaling $63,627; b) Healthcare premiums of $28,586; d) Company car expenses of $12,017; and 401(k) matching funds of $18,833.

(7)
Hemispherx’ “Employee Wage Or Hours Reduction Program” allowed an individual to elected a 50% reduction in salary/fees which would them to be eligible for an incentive award of three times the value of Stock based on the average NYSE Amex closing value of the stock during the respective months of January through May, 2009. The value was obtained using the Black-Scholes pricing model for stock based compensation in accordance with FASB ASC 718 (formerly SFAS 123R).

(8)
On May 20, 2009, our Board of Directors awarded bonuses of $300,000 to Dr. William Carter, and $150,000 to Dr. David Strayer in recognition for their accomplishment of 2008 corporate goals and objectives.

(9)
On February 8, 2009, our Board of Directors awarded bonuses to certain NEO and senior, non-officer ~~executives~~Executives in recognition for their achievement towards of 2009 Company-wide and individual goals.

(10)	Issue of options for options previously granted that expired unexercised.
(11)	Consists of Healthcare premiums.
(12)	Consists of Healthcare premiums and 401(k) matching funds.

Grants Of Plan Based Awards

Name	Grant Date (3)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities of Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
William A. Carter,	N/A	—	146,217	182,771	—	—	—	—	—	$—	—
Chief Executive Officer

Charles T. Bernhardt,	N/A	—	38,720	44,000	—	—	—	—	—	$—	—
Chief Financial Officer

David Strayer,	N/A.	—	44,306	55,363	—	—	—	—	—	$—	—
Medical Director

Robert Dickey,	N/A.	—	55,000	68,750	—	—	—	—	—	$—	—
Senior Vice President	6/11/2009								131,200	$2.55	252,312

Wayne Springate,	N/A.	—	33,000	41,250	—	—	—	—	—	$—	—
V.P., Operations

Notes:
(1)
For 2009, the Compensation Committee did not establish or estimate possible future payouts to the NEO under a Cash Bonus Plan.  Using existing Employment Agreements as a benchmark, the “Target” was estimated at 20% of Base Salary and “Maximum” estimated at 25% of Base Salary.  Details regarding all of which reported as Non-Equity Incentive Plan Compensation in the 2009 is reported in the Summary Compensation Table above.

(2)
Consists of stock options awarded during 2009 under our 2009 Equity Incentive Plan.  The stock option awards vest 25% on each of the first four anniversaries of the grant date.  The stock options have a ten-year term and an exercise price equal to 110% of the closing market price of the our common stock on the date of grant.

(3)	N/A represents Not Applicable.

Outstanding Equity Awards At Fiscal Year End

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested (#)
Willam A. Carter,	1,450,000	0	0	2.20	09/17/18
Chief Executive Officer	1,000,000	0	0	2.00	09/9/17
	190,000	0	0	4.00	02/18/18
	73,728	0	0	2.71	12/31/10
	10,000	0	0	4.03	01/3/11
	167,000	0	0	2.60	09/7/14
	153,000	0	0	2.60	012/7/14
	100,000	0	0	1.75	04/26/15
	465,000	0	0	1.86	06/30/15
	70,000	0	0	2.87	12/9/15
	300,000	0	0	2.38	01/1/16
	10,000	0	0	2.61	12/9/15
	376,650	0	0	3.78	02/22/16
	1,400,000	0	0	3.50	09/30/17

Charles T. Bernhardt	0	0	0	0
Chief Financial
Officer

David Strayer,	50,000	0	0	2.00	09/9/17
Medical Director	50,000	0	0	4.00	02/28/18
	10,000	0	0	4.03	01/3/11
	20,000	0	0	3.50	01/23/07
	10,000	0	0	1.90	12/14/14
	10,000	0	0	2.61	12/8/15
	15,000	0	0	2.20	11/20/16
	16,667	8,333	0	1.30	12/6/17

Robert Dickey,	18,750	131,250	0	2.55	06/11/19
Sr. Vice President

Wayne Springate,	1,812	0	0	1.90	12/7/14
V.P., Operations	2,088	0	0	2.61	12/8/15
	5,000	0	0	2.20	11/20/16
	20,000	0	0	1.78	04/30/17
	13,333	6,667	0	1.30	12/6/17

Option Exercises And Stock Vested

	Option Awards		Stock Awards
Name and Principal Position	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)

William A. Carter,	—	—	—	—
Chief Executive Officer

Charles T. Bernhardt,	—	—	—	—
Chief Financial Officer

David Strayer,	—	—	—	—
Medical Director

Robert Dickey,	—	—	—	—
Senior Vice President

Wayne Springate,	—	—	—	—
VP, Operations

Payments on Disability

Each current ~~Named Executive Officer~~NEO has the same short and long-term disability coverage which are available to all eligible employees.  The coverage for short-term disability provides up to six months of full salary continuation up to 60% of weekly pay, less other income, with a $1,500 weekly maximum limit.  The coverage for group long-term disability provides coverage at the exhaustion of short-term disability benefits of full salary continuation up to 60% of monthly pay, less other income, with a $10,000 monthly maximum limit.  The maximum benefit period for the group long-term disability coverage is 60 months for those age 60 and younger at the time of the claim with the coverage period proportionately reduced with the advanced age of the eligible employee to a minimum coverage period of 12 months for those of 69 years old and elder as of the date of the claim.  Additionally, William A. Carter, Chief Executive Officer received additional coverage of $200,000 per annum payable under the terms of a disability insurance policy paid for by us.

Payments on Death

Each NEO has coverage of group life insurance, along with accidental death and dismemberment benefits ~~which are~~, consistent to the dollar value available to all eligible employees.  The benefit is equal to two times current salary or wage with a maximum limit of $300,000, plus any supplemental life insurance elected and paid for by the NEO.  Additionally, in 2009, William A. Carter, Chief Executive Officer’s beneficiaries ~~will~~would also receive a benefit of $4,850,000 payable under the terms of a term life insurance policies paid for by us.

Estimated Payments Following Severance — ~~Current~~ 2009 Named Executive Officers

During 2009, we had ~~We have~~ employment agreements with Dr. Carter, Mr. Dickey and Mr. Springate that entitled them to severance benefits on certain types of employment terminations not related to a change in control.  Mr. Bernhardt and Dr. Strayer were ~~are~~  not covered under a general severance plan and any severance benefits payable to them under similar circumstances would be determined by the Compensation Committee in its discretion.   The dollar amounts below assume that the termination occurred on December 31, 2009.  The actual dollar amounts to be paid can only be determined at the time of the NEO’s separation from Hemispherx based on their prevailing compensation and employment agreements along with any determination by the Compensation Committee in its discretion.

Name	Event	Cash Severance ($)	Value of Stock Awards That Will Become Vested ($)	Continuation of Medical Benefits (1) ($)	Additional Life Insurance (2) ($)	Total ($)
William A. Carter	Involuntary (no cause)	731,086	—	67,265	—	798,351
Chief Executive Officer	Termination (for cause)	—	—	—	—	—
	Death or disability	731,086	—	134,530	—	865,616
	Termination by employee or retirement	60,924	—	5,605	—	66,529

Charles T. Bernhardt	Involuntary (no cause)	6,769	—	—	—	6,769
Chief Financial Officer	Termination (for cause)	6,769	—	—	—	6,769
	Death or disability	—	—	—	—	—
	Termination by employee or retirement	6,769	—	—	—	6,769

David Strayer	Involuntary (no cause)	—	—	—	—	—
Medical Director	Termination (for cause)	—	—	—	—	—
	Death or disability	—	—	—	—	—
	Termination by employee or retirement	—	—	—	—	—

Robert Dickey	Involuntary (no cause)	68,750	—	—	—	68,750
Senior Vice President	Termination (for cause)	10,577	—	—	—	10,577
	Death or disability	—	—	—	—	—
	Termination by employee or retirement	10,577	—	—	—	10.577

Wayne Springate	Involuntary (no cause)	165,000	—	—	—	165,000
VP, Operations	Termination (for cause)	—	—	—	—	—
	Death or disability	41,250	—	—	—	41,250
	Termination by employee or retirement	13,750	—	—	—	13,750

Notes:
(1)	This amount reflects the current premium incremental cost to us for continuation of elected benefits to the extent required under an applicable agreement.
(2)	The life insurance benefit represents additional life insurance paid for by us over the standard coverage.

Payments On Termination in Connection With a Change in Control - Named Executive Officers

At December 31, 2009, we had employment agreements with Dr. Carter and Mr. Dickey that entitled them to severance benefits on certain types of employment terminations ~~not~~ related to a change in control.  Mr. Bernhardt ~~and~~, Dr. Strayer and Mr. Springate are not covered under a ~~general~~ severance plan ~~and any~~specific to a change in control with severance benefits payable to them under similar circumstances ~~would~~to be determined by the Compensation Committee in its discretion.   The dollar amounts below assume that the termination occurred on December 31, 2009.  The actual dollar amounts to be paid can only be determined at the time of the NEO’s separation from Hemispherx based on their prevailing compensation and employment agreements along with any determination by the Compensation Committee in its discretion.

~~We have~~As of June 2010, we entered into a new employment ~~agreements~~agreement with Dr. Carter and ~~Mr. Dickey~~an employment agreement with Mr. Equels that entitle them to severance benefits on certain types of employment terminations related to a change in control.  ~~Mr. Bernhardt, Dr. Strayer and Mr. Springate are not~~Currently, no other Executive Officers, non-officer Executives or non-Executives are covered under a severance plan specific to a change in control ~~with severance benefits payable to them under similar circumstances to be determined by the Compensation Committee in its discretion.   The dollar amounts below assume that the~~.  The dollar amounts in the chart below assume that change in control termination occurred on December 31, ~~2009.~~2009, based on the employment agreements that existed at that time.  The actual dollar amounts to be paid can only be determined at the time of the NEO’s separation from Hemispherx based on their prevailing compensation and employment agreements along with any determination by the Compensation Committee in its discretion.

Estimated Benefits on Termination Following a Change in Control — December 31, 2009

The following table shows potential payments to the NEO if their employment terminates following a change in control under contracts, agreements, plans or arrangements at December 31, 2009.  The amounts assume a December 31, 2009 termination date and use the closing price of $0.56 for our common stock ~~as of December 31, 2009~~  at that date.

Name	Aggregate Severance Pay ($)		PVSU Acceleration (3) ($)	Early Vesting of Restricted Stock (4) ($)	Early Vesting of Stock Options and SARs (5) ($)		Acceleration and Vesting of Supplemental Award (6) ($)	Welfare Benefits Continuation (7) ($)	Outplacement Assistance (8) ($)	Parachute Tax Gross-up Payment (9) ($)	Total ($)
William A. Carter	3,641,573	(1)	-0-	-0-	-0-		-0-	201,795	35,000	1,745,266	5,623,634
Charles T. Bernhardt	-0-		-0-	-0-	-0-		-0-	-0-	-0-	-0-	-0-
David Strayer	-0-		-0-	-0-	-0-		-0-	-0-	-0-	-0-	-0-
Robert Dickey	412,500	(2)	-0-	-0-	220,773	(10)	-0-	-0-	-0-	-0-	633,273
Wayne Springate	-0-		-0-	-0-	-0-		-0-	-0-	-0-	-0-	-0-

Notes:
(1)
This amount represents three times the sum of the NEO’s (a) highest annual base salary in effect during the year of termination and (b) bonus received in the prior year.  These amounts are based on the salary rates in effect on December 31, 2009 and bonuses paid during or related to 2009.

(2)
This amount represents one and a half times the sum of the NEO’s (a) highest annual base salary in effect during the year of termination and (b) bonus received in the prior year.  These amounts are based on the salary rates in effect on December 31, 2009 and bonuses paid during or related to 2009.

(3)
This amount represents the payout of all outstanding performance-vesting share units (“PVSU”) awards on a change in control at the target payout level with each award then pro-rated based on the time elapsed for the applicable three-year performance period.

(4)
This amount represents the value of all unvested restricted awards which would become vested on a change in control (whether or not the awards were deferred).  The amount would be calculated by multiplying an NEO’s number of unvested shares by the fair market value of a single share on December 31, 2009, which was $0.56.

(5)
This amount is the intrinsic value [fair market value on December 31, 2009 ($0.56 per share) minus the per share exercise price] of all unvested stock options for each NEO, including Stock Appreciation Rights (“SAR”).  Any option with an exercise price of greater than fair market value was assumed to be cancelled for no consideration and, therefore, had no intrinsic value.

(6)
This amount represents the payout of the supplemental award on a change in control at the target payout level with each award then pro-rated based on the time elapsed for the applicable three-year performance period.

(7)	This amount represents the employer-paid portion of the premiums for medical, dental and life insurance coverage.
(8)	This amount represents the estimated cost of providing outplacement assistance.
(9)
This amount reflects the gross-up an NEO would receive if he is subject to income tax under Internal Revenue Code, Commonwealth of Pennsylvania and City of Philadelphia.  The estimated gross-up is calculated using the assumption of a 45% tax imputed amount on the total value of all elements in the severance agreement.

(10)	Based on a Black-Scholes pricing model of valuing options utilizing the fair market value of a single share on December 31, 2009, which was $0.56.

The provision for change in control within the employment agreement for Thomas K. Equels did not become effective until June 1, 2010 while the amended employment agreement with Robert Dickey IV, effective February 1, 2010, no longer includes a change in control provision.

Definition of “Change in Control”. For each agreement, a “Change in Control” is defined generally as any such event that requires a report to the ~~Security & Exchange Commission (“SEC”)~~SEC, but includes any of the following:
•
Any person or entity other than Hemispherx, any of our current directors or officers or a trustee or fiduciary holding our securities, becomes the beneficial owner of more than 50% of the combined voting power of our outstanding securities;

•	An acquisition, sale, merger or other transaction that results in a change in ownership of more than 50% of the combined voting power of our stock or the sale/transfer of more than 75% of our assets;
•
A change in the majority of our Board of Directors over a two-year period that is not approved by at least two-thirds of the directors then in office who were directors at the beginning of the period; or

•	Execution of an agreement with Hemispherx, which if consummated, would result in any of the above events.

Definition of “Constructive Termination”.  A “Constructive Termination” generally includes any of the following actions taken by Hemispherx without the executive’s written consent following a change in control:
•	Significantly reducing or diminishing the nature or scope of the executive’s authority or duties;
•	Materially reducing the executive’s annual salary or incentive compensation opportunities;
•	Changing the executive’s office location so that he must commute more than 50 miles, as compared to his commute as of the date of the agreement;
•	Failing to provide substantially similar fringe benefits, or substitute benefits that were substantially similar taken as a whole, to the benefits provided as of the date of the agreement; or
•	Failing to obtain a satisfactory agreement from any successor to Hemispherx to assume and agree to perform the obligations under the agreement.

However, no constructive termination occurs if the executive:
•	Fails to give us written notice of his intention to claim constructive termination and the basis for that claim at least 10 days in advance of the effective date of the executive’s resignation; or
•	We cure the circumstances giving rise to the constructive termination before the effective date of the executive’s resignation.

Available Information

Our Internet website is www.hemispherx.net and you may find our SEC filings in the “Investor Relations” under “SEC Filings”.  We provide access to our filings with the SEC, free of charge through www.sec.gov, as soon as reasonably practicable after filing with the SEC.  Our Internet website and the information contained on that website, or accessible from our website, is not intended to be incorporated into this Annual Report on Form 10-K or any other filings we make with the SEC.

Post-Employment Compensation

We have agreements with the following NEO who have benefits upon termination: an employment and an engagement agreement with Dr. William Carter, our Chairman and Chief Executive Officer; an employment agreement with Thomas K. Equels (effective June 1, 2010), our Executive Vice Chairman, Secretary and General Counsel; and an employment agreement with Wayne Springate, our Vice President of Operations.

The following is a description of post-employment compensation payable to the NEO.  If a NEO does not have a specific benefit, he is not mentioned in the subsection.  In such event, the NEO does not have any such benefits upon termination unless otherwise required by law.

Termination For Cause

Dr. Carter and Mr. Equels can be terminated for cause.  For each, “Cause” means the willful engaging by the him in illegal conduct or gross misconduct or gross violation of the Company’s Code of Ethics and Business Conduct for Officers which is demonstrably and materially injurious to the Company.  For purposes of their respective agreement, no act, or failure to act, on his part shall be deemed "willful" unless done intentionally by him and not in good faith and without reasonable belief that his action or omission was in the best interest of the Company.  Notwithstanding the foregoing, he shall not be deemed to have been terminated for Cause unless and until the Company delivers to him a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters of the directors of the Board at a meeting of the Board called and held for such purpose (after reasonable notice to him and an opportunity for him, together with counsel, to be heard before the Board) finding that, in the good faith opinion of the Board, he was guilty of conduct set forth above and specifying the particulars thereof in detail.  In the event that his employment is terminated for Cause, the Company shall pay him, at the time of such termination, only the compensation and benefits otherwise due and payable to him through the last day of his actual employment by the Company.

Mr. Springate can be terminated for cause.  “Cause” means his failure, other than by reason of disability, to perform his services under his employment agreement or his willful engaging in illegal conduct or gross misconduct which is injurious to the Company.  If he is terminated for cause, he is entitled to only the fees due and payable to him through the date of the termination of his employment agreement.

Termination Without Cause

Dr. Carter, Mr. Equels and Mr. Springate are each entitled to the compensation and benefits otherwise due and payable to him through the last day of the then current term of his agreements.  In the event that he is terminated at any time without "Cause" the Company shall pay to him, at the time of such termination, the compensation and benefits otherwise due and payable to him through the last day of the then current term of his Agreement.  However, benefit distributions that are made due to a “separation from service” occurring while he is a Named Executive Officer shall not be made during the first six months following “separation from service”.  Rather, any distribution which would otherwise be paid to him during such period shall be accumulated and paid to him in a lump sum on the first day of the seventh month following the “separation from service”.  All subsequent distributions shall be paid in the manner specified.

Death or Disability

Dr. Carter and Mr. Equels can be terminated for death or disability.   For each, “Disability” means his inability to effectively carry out substantially all of his duties under his agreement by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted for a continuous period of not less than 12 months.  In the event his employment is terminated due to his death or disability, the Company will pay to him (or his estate as the case may be), at the time of such termination, the Base Salary and applicable benefits otherwise due and payable through the last day of the month in which such termination occurs and for an additional 12 month period.

Mr. Springate can be terminated for death or disability which lasts for a continuous period of not less than three months.  If he is terminated due to his death or disability, he (or his estate as the case may be) are entitled to the fees due him through the last day of the month in which such termination occurs.

Termination by Officer and Employee

All executive Officers, other non-officer Executives and non-Executives have the right to terminate their respective agreement upon not less than thirty (30) days of prior written notice of termination.  In such event,  Dr. Carter and Mr. Equels are entitled to fees due to them through the last day of the month in which such termination occurs and for 12 months thereafter.  All others are entitled to the fees due to them through the last day of the month in which such termination occurs.

Change in Control

Dr. Carter and Mr. Equels are entitled to benefits upon a Change of Control or Constructive Termination.  Dr. Carter’s Change of Control agreement currently runs through December 31, 2012 and as of each December 31st automatically renews through the third anniversary thereof, unless we notify him by written notice of refusal to renew at least 180 days prior to the initial termination date or the expiration date of any renewal period.  Dr. Carter’s and Mr. Equel’s employment agreements also provide that, upon the happening of a Change of Control, the terms of such agreements automatically extend for an additional three years.

Compensation of Directors

Our Compensation, Audit and Corporate ~~Goverance~~Governance and Nomination Committees, consist of Dr. Iraj ~~E.~~Eqhbal Kiani~~, N.D.~~, Compensation Committee Chair, Dr. William M. Mitchell, ~~M.D., Goverance~~Corporate Governance and Nomination Committee Chair, and Richard C. Piani, Audit Committee Chair, all of whom are independent Board of Director members.

In 2008 and 2009, Non-employee Board member compensation consisted of an annual retainer (“Directors’ fees”) of $150,000.  In 2008 the Non-employee Board members were paid two-thirds in cash and one-third in our common stock.  As a further cash conservation measure for first three months of 2009, the Non-employee Board Member Compensation was paid 16.7% in cash and 83.3% in our common stock.  Effective April 1, 2009, the Non-employee Board members returned to being paid 100% in cash for their proportionate portion of annual retainer.  On September 9, 2003, the Directors approved a 10 year plan which authorizes up to 1,000,000 shares for use in supporting this compensation plan.  The number of shares paid shall have a value of $12,500 or $31,250 with the value of the shares being determined by the closing price of our common stock on the NYSE Amex on the last day of the calendar quarter.  Director’s fees are paid quarterly at the end of each calendar quarter.

On November 28, 2008, Thomas K. Equels joined our Board of Directors as a non-employee Board member in which his compensation of $150,000 for all director fees were agreed to be paid in the form of our common stock.  The number of shares paid were determined by the closing price of our common stock on the NYSE Amex on the last day of the calendar quarter.  Effective April 1, 2009, Mr. Equels began receiving payment in cash for his proportionate portion of annual retainer.

Hemispherx reimburses Directors for travel expenses incurred in connection with attending board, committee, stockholder and special meetings along with other Company business-related expenses.  Hemispherx does not provide retirement benefits or other perquisites to non-employee Directors under any current program.

All Directors have been granted options to purchase common stock under our Stock Option Plans and/or Warrants to purchase common stock.  We believe such compensation and payments are necessary in order for us to attract and retain qualified outside directors.  To the extent that ~~Share Compensation~~share compensation would exceed 1,000,000 shares in the aggregate for the ten year period commencing January 1, ~~2003~~ 2003, as previously approved by Resolution of the Board of September 9, ~~2003,~~ 2003, shares for ~~Share Compensation~~share compensation shall be issued under the our 2007 Equity Incentive Plan.

Commencing as of January 1, 2010, Board member Directors’ fee compensation was increased to an annual retainer of $165,000.  Director’s fees will continue to be paid in cash quarterly at the end of each calendar quarter.

Director Compensation - 2009
Name and Title	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensat-ion ($)		Total ($)
T. Equels, Director, Secretary & General Counsel	112,500	37,500	0	0	0	386,809	(1)	536,809
W. Mitchell, Director	118,750	31,250	0	0	0	0		150,000
R. Piani, Director	118,750	31,250	0	0	0	0		150,000
I. Kiani, Director	118,750	31,250	0	0	0	39,764	(3)	189,764

Notes:
(1)	General Counsel fees as per Engagement Agreement~~.~~ in effect during 2009.
(2)	No options were awarded in 2009.
(3)
Director was unintentionally overlooked in the September 10, 2007 issuance of an option to purchase 100,000 shares of our common stock at the original valuation of $67,406.  This cash payment was based on the Black-Scholes valuation of these options at December 4, 2009.

(13)     ITEM 15. Exhibits and Financial Statement Schedules.

(a)	Financial Statements and Schedules - See index to financial statements on page F-1 of this Annual Report.

All other schedules called for under regulation S-X are not submitted because they are not applicable or not required, or because the required information is included in the financial statements or notes thereto.

(b)	Exhibits - See exhibit index below.

Except as disclosed in the footnotes, the following exhibits were filed with the Securities and Exchange Commission as exhibits to our Form S-1 Registration Statement (No. 33-93314) or amendments thereto and are hereby incorporated by reference:

Exhibit
No.	Description

1.1	Engagement Letter between the Company and Rodman & Renshaw, LLC. (~~23~~1)
~~2.1~~	~~First Asset Purchase Agreement dated March 11, 2003, by and between the Company and ISI.(1)~~
~~2.2~~	~~Second Asset Purchase Agreement dated March 11, 2003, by and between the Company and ISI.(1)~~
3.1	Amended and Restated Certificate of Incorporation of the Company, as amended, along with Certificates of Designations.
~~3.1.1~~	~~Series E Preferred Stock.~~
3.2	Amended and Restated By-laws of Registrant. (~~17~~2)
4.1	Specimen certificate representing our Common Stock.
4.2
Rights Agreement, dated as of November 19, 2002, between the Company and Continental Stock Transfer & Trust Company. The Right Agreement includes the Form of Certificate of Designation, Preferences and Rights of the Series A Junior Participating Preferred Stock, the Form of Rights Certificate and the Summary of the Right to Purchase Preferred Stock.(~~2~~3)

4.3	Form of ~~6% Convertible Debenture of the Company issued in March 2003.(1)~~
~~4.4~~	~~Form of Warrant for Common Stock of the Company issued in March 2003.(1)~~
~~4.5~~	~~Form of Warrant for Common Stock of the Company issued in June 2003.(3)~~
~~4.6~~	~~Form of 6% Convertible Debenture of the Company issued in July 2003.(4)~~
~~4.7~~	~~Form of Warrant for Common Stock of the Company issued in July 2003.(4)~~
~~4.8~~	~~Form of 6% Convertible Debenture of the Company issued in October 2003.(5)~~
~~4.9~~	~~Form of Warrant for Common Stock of the Company issued in October 2003.(5)~~
~~4.10~~	~~Form of 6% Convertible Debenture of the Company issued in January 2004.(6)~~
~~4.11~~	~~Form of Warrant for Common Stock of the Company issued in January 2004.(6)~~
~~4.12~~	~~Form of Warrant for Common Stock of the Company. (9)~~
~~4.13~~	~~Amendment Agreement, effective October 6, 2005, by and among the Company and debenture holders.(11)~~
~~4.14~~	~~Form of Series A amended 7% Convertible Debenture of the Company (amending Debenture due October 31, 2005).(11)~~
~~4.15~~	~~Form of Series B amended 7% Convertible Debenture of the Company (amending Debenture issued on January 26, 2004 and due January 31, 2006).(11)~~
~~4.16~~	~~Form of Series C amended 7% Convertible Debenture of the Company (amending Debenture issued on July 13, 2004 and due January 31, 2006).(11)~~

~~4.17~~	~~Form of Warrant issued effective October 6, 2005 for Common Stock of the Company.(11)4.18Form of~~ Commitment Warrant issued in February 2009 under the Standby Financing Agreement.*
~~4.19~~	4.4 Form of Indenture filed with Universal shelf registration statement. (~~18~~4)
~~4.20~~	4.5 Form of Series I common stock purchase warrant pursuant to May 10, 2009 Securities Purchase Agreement. (~~23~~1)
~~4.21~~	4.6 Form of Series II common stock purchase warrant pursuant to May 10, 2009 Securities Purchase Agreement. (~~23~~1)
~~4.22~~	4.7 Form of common stock purchase warrant pursuant to May 18, 2009 Securities Purchase Agreement. (~~24~~5)
10.1	~~1990 Stock Option Plan.~~
~~10.2~~	~~1992 Stock Option Plan.~~
~~10.3~~	~~1993 Employee Stock Purchase Plan.10.4~~Form of Confidentiality, Invention and Non-Compete Agreement.
~~10.5~~	10.2 Form of Clinical Research Agreement.
~~10.6~~	~~Form of Collaboration Agreement.~~
~~10.7~~	10.3 Amended and ~~Restated Employment Agreement by and between the Company and~~restated employment agreement of Dr. William A. Carter~~,~~ dated ~~as of July 1, 1993. (7)~~ March 11, 2005 (6)
10.4	Amended and restated engagement agreement with Dr. William A. Carter dated March 11, 2005(6)
10.5	Change in control agreement with Dr. William A. Carter (6)
10.6	Change in control agreement with Dr. William A. Carter (6)
10.7	Supply Agreement with Hollister-Stier Laboratories LLC. (7)
10.8	~~Employment Agreement by and between the Registrant and Robert E. Peterson, dated April 1, 2001.~~
~~10.9~~ 	~~License Agreement by and between the Company and The Johns Hopkins University, dated December 31, 1980.~~
~~10.10~~
~~Technology Transfer, Patent License and Supply Agreement by and between the Company, Pharmacia LKB Biotechnology Inc., Pharmacia P-L Biochemicals Inc.and E.I. du Pont de Nemours and Company, dated November 24, 1987.~~

~~10.11~~	~~Pharmaceutical Use Agreement, by and between the Company and Temple University, dated August 3, 1988.~~
~~10.12~~	~~Assignment and Research Support Agreement by and between the Company, Hahnemann University and Dr. David Strayer, Dr. lsadore Brodsky and Dr. David Gillespie, dated June 30, 1989.~~
~~10.13~~	~~Lease Agreement between the Company and Red Gate Limited Partnership, dated November 1, 1989, relating to the Company's Rockville, Maryland facility.~~
~~10.14~~	~~Agreement between the Company and Bioclones (Proprietary) Limited.~~
~~10.15~~	~~Amendment, dated August 3, 1995, to Agreement between the Company and Bioclones (Proprietary) Limited (contained in Exhibit 10.14).~~
~~10.16~~	~~Licensing Agreement with Core BioTech Corp.~~
~~10.17~~ 	~~Licensing Agreement with BioPro Corp.~~
~~10.18~~	~~Licensing Agreement with BioAegean Corp.~~
~~10.19~~	~~Agreement with Esteve.~~
~~10.20~~	~~Agreement with Accredo (formerly Gentiva) Health Services.~~
~~10.21~~	~~Agreement with Biovail Corporation International.~~
~~10.22~~	~~Forbearance Agreement dated March 11, 2003, by and between ISI, the American National Red Cross and the Company.(1)~~
~~10.23~~	~~Forbearance Agreement dated March 11, 2003, by and between ISI, GP Strategies Corporation and the Company.(1)~~
~~10.24~~	~~Securities Purchase Agreement, dated March 12, 2003, by and among the Company and the Buyers named therein.(1)~~
~~10.25~~	~~Registration Rights Agreement, dated March 12, 2003, by and among the Company and the Buyers named therein.(1)~~
~~10.26~~	~~Securities Purchase Agreement, dated July 10, 2003, by and among the Company and the Buyers named therein.(4)~~
~~10.27~~	~~Registration Rights Agreement, dated July 10, 2003, by and among the Company and the Buyers named therein.(4)~~

~~10.28~~	~~Securities Purchase Agreement, dated October 29, 2003, by and among the Company and the Buyers named therein.(5)~~
~~10.29       Registration Rights Agreement, dated October 29, 2003, by and among the Company and the Buyers named therein.(5)~~
~~10.30~~	~~Securities Purchase Agreement, dated January 26, 2004, by and among the Company and the Buyers named therein.(6)~~
~~10.31~~	~~Registration Rights Agreement, dated January 26, 2004, by and among the Company and the Buyers named therein.(6)~~
~~10.32~~	~~Memorandum of Understanding with Fujisawa. (8)~~
~~10.33~~	~~Securities Purchase Agreement, dated July 30, 2004, by and among the Company and the Purchasers named therein.(9)~~
~~10.34~~	~~Registration Rights Agreement, dated July 30, 2004, by and among the Company and the Purchasers named therein. (9)~~
~~10.35~~	~~Agreement for services of R. Douglas Hulse, (12)~~
~~10.36~~	~~Amended and Restated Employment Agreement of Dr. William A. Carter. (10)~~
~~10.37~~	~~Engagement Agreement with Dr. William A. Carter. (10)~~
~~10.38~~	~~Amended and restated employment agreement of Dr. William A. Carter (12)~~
~~10.39~~	~~Amended and restated engagement agreement with Dr. William A. Carter (12)~~
~~10.40~~	~~Amended and restated engagement agreement with Robert E. Peterson (12)~~
~~10.41~~	~~Engagement Agreement with Ransom W. Etheridge (12)~~
~~10.42~~	~~Change in control agreement with Dr. William A. Carter (12)~~
~~10.43~~	~~Change in control agreement with Dr. William A. Carter (12)~~
~~10.44~~	~~Change in control agreement with Robert E. Peterson (12)~~
~~10.45~~	~~Change in control agreement with Ransom Etheridge (12)~~
~~10.46~~	~~Supply Agreement with Hollister-Stier Laboratories LLC~~
~~10.47~~	~~Manufacturing and Safety Agreement with Hyaluron, Inc.~~
~~10.48~~	~~Common Stock Purchase Agreement, dated July 8, 2005, by and among the Company and Fusion Capital Fund II, LLC.(13)~~
~~10.49~~	~~Registration Rights Agreement, dated July 8, 2005, by and among the Company and Fusion Capital Fund II, LLC.(13)~~
~~10.48~~	~~Common Stock Purchase Agreement, dated April 12, 2006, by and among the Company and Fusion Capital Fund II, LLC.(14)~~
~~10.49~~	~~Registration Rights Agreement, dated April 12, 2006, by and among the Company and Fusion Capital Fund II, LLC.(14)~~
~~10.50~~	~~Supply Agreement with Hollister-Stier Laboratories LLC. (15)~~
~~10.51~~	~~Manufacturing and Safety Agreement with Hyaluron, Inc. (15)~~
~~10.52~~	~~April 19, 2006 Amendment to Common Stock Purchase Agreement by and among the Company and Fusion Capital Fund II, LLC.(15)~~
~~10.53~~	~~July 21, 2006 Letter Amendment to Common Stock Purchase Agreement by and among the Company and Fusion Capital Fund II, LLC.(15)~~
~~10.54~~	~~Royalty Purchase Agreement with Stem Cell Innovations, Inc. (15)10.55~~ Biken Activating Agreement. (~~16~~8)
~~10.56~~	10.9 Biken Material Evaluation Agreement. (~~16~~8)
~~10.57~~	10.10 Common Stock Purchase Agreement, dated July 2, 2008, by and among the Company and Fusion Capital.(~~19~~9)
~~10.58~~	10.11 Registration Rights Agreement, dated July 2, 2008, by and among the Company and Fusion Capital.(~~19~~9)
~~10.59~~	10.12Amendment to Common Stock Purchase Agreement, dated July 23, 2008, by and among the Company and Fusion Capital.(~~20~~10)
~~10.60~~	10.13 Employee Wage Or Hours Reduction Program.(~~22~~11)
~~10.61~~	10.14 Standby Financing Agreement.(~~22~~11)
~~10.62~~	10.15 Engagement Agreement with Charles T. Bernhardt, CPA.(~~22~~11)
~~10.63~~	10.16 Goal Achievement Incentive Award Program. (~~21~~12)
~~10.64~~	10.17 Form of Securities Purchase Agreement entered into on May 10, 2009. (~~23~~1)
~~10.65~~	10.18 Form of Securities Purchase Agreement entered into on May 18, 2009. (~~24~~5)
~~10.66~~	10.19 Engagement Agreement with Robert Dickey IV, dated June 11, 2009. *
~~10.67~~	10.20 Engagement Agreement with Robert Dickey IV, dated February 1, 2010. *
10.21	Amended and Restated Employment Agreement with Robert Dickey IV, dated September 1, 2010 (14)

~~10.68~~	10.22 Amendment to Supply Agreement with Hollister-Stier Laboratories LLC dated February 25, 2010. *
~~10.69~~	10.23August 2009 Material Evaluation Agreement with Biken. *
10.24	Employment Agreement of Dr. William A. Carter dated June 11, 2010 (13)
10.25	Amended and Restated Employment Agreement of Dr. William A. Carter dated July 15, 2010 (15)
10.25	Amended and Restated Engagement Agreement with Dr. William A. Carter dated June 11, 2010(13)
10.23	Employment Agreement with Thomas K. Equels (13)
10.24	Amended Employment Agreement with Thomas K. Equels dated July 15, 2010 (14)
10.25	Amended Adviser’s Agreement with The Sage Group Inc. dated July 15, 2010 (14)
10.26	Employment Agreement with Wayne Springate dated January 1, 2007 **
21	Subsidiaries of the Registrant. *
23.1	McGladrey & Pullen, LLP consent.**
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 from the Company's Chief Executive Officer.**
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 from the Company's Chief Financial Officer.**
32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 from the Company's Chief Executive Officer.**
32.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 from the Company's Chief Financial Officer.**

*         Previously filed with the Original Filing

**       Filed herewith.

(1)           Filed with the Securities and Exchange Commission as an exhibit to the Company’s quarterly report on Form 10-Q (No. 1-13441) for the period ended March 31, 2009 and is hereby incorporated by reference.

~~(1~~(2)        Filed with the Securities and Exchange Commission as an exhibit to the Company’s Current Report on Form 8-K (No. 1-13441) ~~dated March 12, 2003~~filed September 3, 2010 and is hereby incorporated by reference.

(~~2~~3)         Filed with the Securities and Exchange Commission on November 20, 2002 as an exhibit to the Company’s Registration Statement on Form 8-A (No. 0-27072) and is hereby incorporated by reference.

(~~3)           Filed with the Securities and Exchange Commission as an exhibit to the Company’s Current Report on Form 8-K (No. 1-13441) dated June 27, 2003 and is hereby incorporated by reference.(~~4) Filed with the Securities and Exchange Commission as an exhibit to the Company’s ~~Current Report on Form 8-K (No. 1-13441) dated July 14, 2003~~Form S-3 Registration Statement (No.  333-151696) and is hereby incorporated by reference.

(5)           Filed with the Securities and Exchange Commission as an exhibit to the Company’s Current Report on Form 8-K (No. 1-13441) dated ~~October 30, 2003~~May 18, 2009 and is hereby incorporated by reference.

(6~~)           Filed with the Securities and Exchange Commission as an exhibit to the Company’s Current Report on Form 8-K (No. 1-13441) dated January 27, 2004 and is hereby incorporated by reference.~~

~~(7)           Filed with the Securities and Exchange Commission as an exhibit to the Company’s quarterly report on Form 10-Q (No. 1-13441) for the period ended September 30, 2001 and is hereby incorporated by reference.~~

~~(8)           Filed with the Securities and Exchange Commission as an exhibit to the Company’s Form S-1 Registration Statement (No. 333-113796) and is hereby incorporated by reference.~~

~~(9)           Filed with the Securities and Exchange Commission as an exhibit to the Company’s Current Report on Form 8-K (No. 1-13441) dated August 6, 2004 and is hereby incorporated by reference.~~

~~(10)         Filed with the Securities and Exchange Commission as an exhibit to the Company’s Current Report on Form 8-K (No. 1-13441) dated September 15, 2004 and is hereby incorporated by reference.~~

~~(11)         Filed with the Securities and Exchange Commission as an exhibit to the Company’s Current Report on Form 8-K/A-1 (No. 1-13441) filed on October 28, 2005 and is hereby incorporated by reference.(12~~) Filed with the Securities and Exchange Commission as an exhibit to the Company’s annual report on Form 10-K (No. 1-13441) for the year ended December 31, 2004 and is hereby incorporated by reference.

~~(13)         Filed with the Securities and Exchange Commission as an exhibit to the Company’s Current Report on Form 8-K (No. 1-13441) dated September 15, 2005 and is hereby incorporated by reference.~~

(~~14)         Filed with the Securities and Exchange Commission as an exhibit to the Company’s Current Report on Form 8-K (No. 1-13441) dated April 12, 2006 and is hereby incorporated by reference.(15~~7)Filed with the Securities and Exchange Commission on July 31, 2006 as an exhibit to the Company’s Form S-1 Registration Statement (No. 333-136187) and is hereby incorporated by reference.

(~~16~~8)       Filed with the Securities and Exchange Commission as an exhibit to the Company’s Current Report on Form 8-K (No. 1-13441) dated December 13, 2007 and is hereby incorporated by reference.

(~~17)         Filed with the Securities and Exchange Commission as an exhibit to the Company’s Current Report on Form 8-K (No. 1-13441) filed October 22, 2008 and is hereby incorporated by reference.~~

~~(18)        Filed with the Securities and Exchange Commission as an exhibit to the Company’s Form S-3 Registration Statement (No.  333-151696) and is hereby incorporated by reference.(19~~9)Filed with the Securities and Exchange Commission as an exhibit to the Company’s Current Report on Form 8-K (No. 1-13441) filed July 8, 2008 and is hereby incorporated by reference.

(~~20~~10)     Filed with the Securities and Exchange Commission as an exhibit to the Company’s quarterly report on Form 10-Q (No. 1-13441) for the period ended June 30, 2008 and is hereby incorporated by reference.

(~~21)         Filed with the Securities and Exchange Commission as an exhibit to the Company’s Current Report on Form 8-K (No. 1-13441) filed November 28, 2008 and is hereby incorporated by reference.(22~~11) Filed with the Securities and Exchange Commission as an exhibit to the Company’s annual report on Form 10-K (No. 1-13441) for the year ended December 31, 2008 and is hereby incorporated by reference.

(12)         Filed with the Securities and Exchange Commission as an exhibit to the Company’s Current Report on Form 8-K (No. 1-13441) filed November 28, 2008 and is hereby incorporated by reference.

~~(23)         Filed with the Securities and Exchange Commission as an exhibit to the Company’s quarterly report on Form 10-Q (No. 1-13441) for the period ended March 31, 2009 and is hereby incorporated by reference.~~
(13)Filed with the Securities and Exchange Commission as an exhibit to the Company’s Current Report on Form 8-K (No. 1-13441) filed June 15, 2010 and is hereby incorporated by reference.

~~(24~~(14)   Filed with the Securities and Exchange Commission as an exhibit to the Company’s ~~Current Report~~quarterly report on Form ~~8~~10-~~K~~Q (No. 1-13441) ~~dated May 18, 2009~~for the period ended June 30, 2010 and is hereby incorporated by reference.